FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of August, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






             THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
                 2005 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

-Operating profit excluding loan impairment charges and other credit risk provisions up 7.7 per cent to HK$23,759 million (HK$22,058 million in the first half of 2004; up 16.9 per cent from HK$20,316 million in the second half of last year).

-Pre-tax profit up 2.2 per cent to HK$24,163 million (HK$23,644 million in the first half of 2004; up 21.5 per cent from HK$19,891 million in the second half of last year).

-Attributable profit up 1.6 per cent to HK$17,564 million (HK$17,287 million in the first half of 2004; up 18.2 per cent from HK$14,860 million in the second half of last year).

-Return on average shareholders' funds of 39.7 per cent (50.1 per cent and 37.0 per cent in the first and second half of 2004 respectively).

-Assets up 3.7 per cent to HK$2,582 billion (HK$2,489 billion at the end of 2004).

-Total capital ratio of 12.2 per cent; tier 1 capital ratio of 11.4 per cent (11.9 per cent and 11.4 per cent at 31 December 2004).

-Cost:income ratio of 38.4 per cent (36.7 per cent and 41.0 per cent for the first and second half of 2004 respectively).

Comparative figures have been restated to reflect the adoption of a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, details of which are set out in the appendix.

Comment by Vincent Cheng, Chairman

In the first half of 2005, The Hongkong and Shanghai Banking Corporation continued to make progress developing its customer group businesses. Operating profit excluding loan impairment provisions was 7.7 per cent higher than in the comparable period in 2004 at HK$23,759 million. The results reflect a significant improvement in net interest income in Hong Kong on wider deposit margins against a backdrop of rising interest rates. The bank's performance was affected by higher costs in Corporate, Investment Banking and Markets that include the acquisition of Bank of Bermuda operations in Hong Kong. More difficult trading conditions also affected treasury revenues. Pre-tax profit for the group was up 2.2 per cent, reflecting higher net charges for impairment provisions. Highlights include:

-In Personal Financial Services, net interest income increased by HK$2,937 million or 29.7 per cent over the first half of 2004.
-In Hong Kong, HSBC remained the number one card issuer with 3.6 million cards in force.
-In the rest of Asia-Pacific, cards in issue increased by 41.6 per cent to
 4.2 million.
-Overall insurance income from personal customers rose by 11.7 per cent to
 HK$1,905 million.
-In Commercial Banking, net interest income increased by HK$1,846 million or 57.4 per cent, reflecting 10.0 per cent growth in advances over the same period last year.
-Net fee income in Commercial Banking was 7.9 per cent higher at HK$2,207 million, supported by strong trade activity in Hong Kong and mainland China. -In Corporate, Investment Banking and Markets, trading income increased by
 20.8 per cent over the first half of 2004.
-HSBC acted as the joint global co-ordinator of the HK$16.8 billion initial public offering by Bank of Communications and of the HK$9.5 billion IPO of China COSCO Holdings, two of the three largest IPOs in Asia, ex-Japan, this year.

In the first half of the year, we continued to invest in the future of our business. Personal Financial Services increased headcount to support business expansion across the region, and a number of marketing campaigns targeted at the personal lending and wealth management sector added to costs. Investment in technology has also risen as the group has expanded and upgraded the infrastructure necessary to support the increased product range offered to customers. In Commercial Banking, the number of relationship managers and support staff increased. There was significant growth in operating expenses within Corporate, Investment Banking and Markets, reflecting the inclusion of the Asia-Pacific operations of Bank of Bermuda and increased headcount to support business expansion.

Building on the investments in Bank of Communications, Ping An and Bank of Shanghai, we have made significant progress in the development of our China strategy. We acquired 1.34 billion shares in Bank of Communications on its listing in Hong Kong in order to maintain our 19.9 per cent stake in the bank. In May, we undertook a soft launch, with Bank of Communications, of a co-branded credit card, the Pacific Credit Card, which is denominated in renminbi and the US dollar. In respect of Ping An, we have reached an agreement to acquire a further 9.91 per cent which, added to the existing stake, will lift HSBC's holding in the company to 19.9 per cent. This agreement is subject to shareholder and regulatory approval. When these investments have been completed, HSBC will have invested around US$5 billion in China.

Although we anticipate moderate growth in mainland China and Hong Kong in the second half of the year, the success of the United States in correcting the recent slow-down in its economy provides encouragement for the countries and territories of the Asia-Pacific region. However, the outlook remains challenging with strong competition and continuing subdued loan demand in Hong Kong. In these circumstances, the investments made by the customer groups ensure that The Hongkong and Shanghai Banking Corporation is well positioned to pursue its strategy of organic growth and to take advantage of business opportunities in the region.

Results by Customer Group

                                       Corporate,
                                       Investment
               Personal                   Banking
Figures in    Financial  Commercial           and   Private
      HK$m     Services     Banking       Markets   Banking       Other        Total


Half-year ended
  30Jun05
Net interest
  income         12,819       5,062         5,034        29      (1,534)      21,410

Net fee income    4,152       2,207         2,452        29          34        8,874

Trading income      449         276         3,701         3        (233)       4,196

Net income from
  financial
  instruments
  designated at
  fair value        163        (342)          152         -         (29)        (56)

Gains less losses
  from financial
  investments         3          23           (35)        -         356         347

Dividend income       3           2           106         -         138         249

Net earned
  insurance
  premiums        6,546         356            73         -           -       6,975

Other operating
  income^         1,028         150           472         7       1,063       2,720

Total operating
  income         25,163       7,734        11,955        68        (205)     44,715

Net insurance
  claims incurred
  and movement in
  policyholder
  liabilities    (5,932)       (168)          (39)        -           -      (6,139)

Net operating
  income before
  loan impairment
  charges and other
  credit risk
  provisions     19,231       7,566        11,916        68        (205)     38,576

Loan impairment
  charges and
  other credit
  risk provisions   (60)       (510)           54         -           -        (516)

Net operating
  income         19,171       7,056        11,970        68        (205)     38,060

Operating
  expenses^      (7,912)     (2,560)       (4,701)      (52)        408     (14,817)

Operating
  profit         11,259       4,496         7,269        16         203      23,243

Share of profit
  in associates      93         566           231         -          30         920

Profit before
  tax            11,352       5,062         7,500        16         233      24,163

Share of pre-tax
  profit           47.0%       21.0%         31.0%        -         1.0%      100.0%


                                         Corporate,
                                         Investment
                Personal                    Banking
Figures in     Financial   Commercial           and   Private                    Total
      HK$m      Services      Banking       Markets   Banking       Other     restated

Half-year ended
  30Jun04
Net interest
  income           9,882        3,216         5,993        15      (1,041)      18,065

Net fee income     4,082        2,045         2,225        22          13        8,387

Trading income       276          231         3,063         3         256        3,829

Net investment
  income on
  assets backing
  policyholder
  liabilities         52          175             -         -        (133)          94

Gains less losses
  from financial
  investments         (9)           3            47         -         541          582

Dividend income       15            4             6         -          86          111

Net earned insurance
  premiums         6,398        2,268            69         -           -        8,735

Other operating
  income^          1,145          207           330         1         722        2,405

Total operating
  income          21,841        8,149        11,733        41         444       42,208

Net insurance
  claims incurred
  and movement in
  policyholder
  liabilities     (5,197)      (2,114)          (45)        -           -       (7,356)

Net operating
  income before
  loan impairment
  charges and other
  credit risk
  provisions      16,644        6,035        11,688        41         444       34,852

Loan impairment
  charges and
  other credit
  risk provisions   (637)       1,570           635         -          (6)       1,562

Net operating
  income          16,007        7,605        12,323        41         438       36,414

Operating
  expenses^       (7,490)      (2,316)       (3,375)      (33)        420      (12,794)

Operating profit   8,517        5,289         8,948         8         858       23,620

Share of profit
  in associates       15            -             -         -           9           24

Profit before tax  8,532        5,289         8,948         8         867       23,644

Share of pre-tax
  profit            36.1%        22.4%         37.8%        -         3.7%       100.0%



                                                Corporate,
                                                Investment
                Personal                           Banking
Figures in     Financial    Commercial                 and    Private                    Total
HK$m            Services       Banking             Markets    Banking       Other     restated

Half-year ended 31Dec04
Net interest
  income          10,903         3,849               5,265         20      (1,132)      18,905

Net fee income     3,442         2,066               2,787         20        (421)       7,894

Trading income       341           289               2,732          2        (190)       3,174

Net investment
  income on assets
  backing
  policyholder
  liabilities      1,036         1,428                   -          -        (138)       2,326

Gains less losses
  from financial
  investments         (4)           (2)                 17          -         904          915

Dividend income        3             2                  11          -          36           52

Net earned insurance
  premiums         6,788         2,620                  79          -           -        9,487

Other operating
  income^          1,294           242                 553          -        (380)       1,709

Total operating
  income          23,803        10,494              11,444         42      (1,321)      44,462

Net insurance
  claims incurred
  and movement in
  policyholder
  liabilities     (6,244)       (3,736)                (48)         -           -      (10,028)

Net operating
  income before
  loan impairment
  charges and other
  credit risk
  provisions      17,559         6,758              11,396         42      (1,321)      34,434

Loan impairment
  charges and other
  credit risk
  provisions        (653)         (932)                884          -           1         (700)

Net operating
  income          16,906         5,826              12,280         42      (1,320)      33,734

Operating
  expenses^       (8,169)       (2,468)             (3,913)       (41)        473      (14,118)

Operating profit   8,737         3,358               8,367          1        (847)      19,616

Share of profit in
  associates          58           170                  20          -          27          275

Profit before tax  8,795         3,528               8,387          1        (820)      19,891

Share of pre-tax
  profit            44.2%         17.7%               42.2%         -        (4.1)%      100.0%


^ Other operating income and operating expenses in 'other' include an adjustment of HK$2,283 million to eliminate intra-group items (first half of 2004: HK$2,412 million; second half of 2004: HK$2,541 million).

Personal Financial Services reported profit before tax of HK$11,352 million, which was HK$2,820 million, or 33.1 per cent, higher than the first half of 2004. This reflected strong growth in Hong Kong of HK$2,475 million, or 30.7 per cent, in profit before tax, driven primarily by the widening of deposit margins subsequent to the rises in Hong Kong dollar interest rates this year. In the rest of Asia-Pacific, profit before tax increased by 70.8 per cent to HK$830 million, reflecting continued expansion across the region, particularly in credit cards and mortgage loans.

Net interest income increased by HK$2,937 million, or 29.7 per cent, compared with the first half of 2004. In Hong Kong, net interest income improved by HK$2,257 million, or 30.1 per cent. During the first half of 2005, interest rates in Hong Kong rose significantly reflecting rising US dollar interest rates. In addition, adjustments to the HK$:US$ Linked Exchange Rate Mechanism removed the likelihood of an upward realignment of the Hong Kong dollar, prompting a reversal of much of the inward flows from investors in 2004 that had depressed local market rates. This led to a widening of deposit spreads to more normal levels compared with the exceptionally low levels experienced in 2004. Competition in the local mortgage market remained intense and margins were impacted by the rising cost of funds. In the rest of Asia-Pacific, net interest income rose by HK$680 million, or 28.6 per cent, reflecting strong asset growth across the region. Mortgage lending increased in Australia, Taiwan, Korea, Singapore and India, benefiting from increased use of a direct sales force and successful promotional campaigns. Interest earned on credit cards was higher, notably in Indonesia, the Philippines, India and Taiwan, reflecting strong growth in receivables. Net interest income also includes income of HK$400 million from held-to-maturity investments in the insurance business; such income was included in 'Other operating income' in prior periods.

Net fee income of HK$4,152 million was 1.7 per cent higher than the first half of 2004, largely attributable to strong growth in the sales of wealth management and insurance products throughout the rest of Asia-Pacific and higher credit card fee income. Fee income from unit trust sales fell by 30.0 per cent, driven by a change in market sentiment in Hong Kong, as in the higher interest rate environment and with a flattening yield curve, investors reduced their demand for capital guaranteed funds. Sales of structured products in Hong Kong, however, remained strong as income grew by 258.9 per cent to HK$361 million, reflecting increased marketing effort and an enhanced product range.

Fee income from credit cards was HK$190 million, or 21.1 per cent, higher than the first half of 2004, as the group maintained its position as the largest card issuer in Hong Kong. In the rest of Asia-Pacific, cards in issue grew by 41.6 per cent. Innovative and targeted promotional campaigns, together with an enhanced rewards programme, led to increased card spending which grew by HK$13.4 billion across the region.

The group has continued to grow and develop its insurance business throughout the region. Overall, insurance income from personal customers rose by 11.7 per cent to HK$1,905 million. In Hong Kong, revenues from general insurance and the mandatory provident fund business were higher, although demand fell for life assurance and investment-linked products.

Operating expenses increased by HK$422 million, or 5.6 per cent, over the first half of 2004. Headcount rose to support business expansion across the region and included the recruitment of additional financial planning managers in Hong Kong and sales staff in the rest of Asia-Pacific. Performance-related pay rose in line with the increase in sales revenues. The various growth initiatives also incurred higher marketing costs, particularly for mortgages, credit cards, insurance and investment products, and increased investment in technology to support higher business volumes and new product lines. The increase was partly mitigated by the impact of a change in the allocation of certain centrally borne expenses to customer groups.

The charge for impairment provisions fell markedly, by HK$577 million to HK$60 million, with lower provisions in the credit card, mortgage and other personal lending portfolios, reflecting the improved credit conditions across much of the region. In particular, credit conditions improved in Hong Kong as the economy continued to recover with falling unemployment, lower bankruptcies and higher residential property prices, while in the rest of Asia-Pacific, provisions remained relatively flat against a backdrop of significant asset growth.

Income from associates largely represents the share of profits from Bank of Communications attributable to Personal Financial Services for the six months to 31 March 2005.

Commercial Banking reported profit before tax of HK$5,062 million, a decrease of
4.3 per cent over the first half of 2004, attributable primarily to a net charge for impairment provisions compared with a net release last year. Operating profit excluding provisions grew in Hong Kong by 37.8 per cent to HK$3,985 million, and in the rest of Asia-Pacific to HK$1,019 million from HK$830 million.

Net interest income increased by HK$1,846 million, or 57.4 per cent, compared with the first half of 2004, reflecting a 10.0 per cent growth in advances since the end of 2004, and improvements in deposit spreads following rises in Hong Kong dollar interest rates, coupled with increased active management of the Commercial Banking deposit base. The benefit was, however, partly offset by competitive pressure on lending margins. In Hong Kong, advances to the manufacturing, trading and retail sectors grew, with higher new lending and increased utilisation of existing facilities. The introduction of Core Business Banking Centres in 2004, together with an increase in the number of dedicated relationship managers to serve key accounts, and the implementation of a pre-approved lending programme for small and medium-sized enterprises, contributed to the growth in lending and deposits. The group continued to benefit from the growth in international trade and the expansion of the Chinese economy. Business links between Hong Kong and mainland China continue to be developed. Throughout the region, the sales force and number of relationship managers have increased to take advantage of cross-selling opportunities for insurance and investment products, as well as expanding lending and deposit-taking activities. In the rest of Asia-Pacific, net interest income increased, notably in Singapore, mainland China and Taiwan, as a result of asset and deposit growth and improved deposit spreads. Net interest income also includes income of HK$350 million from held-to-maturity investments in the insurance business; this was included in 'Other operating income' in prior periods.

Net fee income at HK$2,207 million was 7.9 per cent higher than the same period in 2004. Trade finance activity in Hong Kong and mainland China remained strong, and fee income rose despite increasing market competition. The marketing of foreign exchange products to Hong Kong customers engaged in international trade was also successful in contributing to revenues. Income from the sale of wealth management products fell, reflecting a fall in demand for unit trusts in Hong Kong. Net fee income in 2005 additionally includes fees relating to retirement and other investment schemes; these were included in 'Net earned insurance premiums' and 'Net insurance claims incurred and movement in policyholder liabilities' in prior periods.

Operating expenses rose by HK$244 million, or 10.5 per cent, as the number of relationship managers and support staff increased, although savings were made from initiatives to handle business via low cost channels, including the further enhancement of Internet banking. A change in the allocation of certain centrally borne expenses to customer groups pushed cost growth into double digits.

There was a swing of HK$2,080 million in impairment provisions to a net charge of HK$510 million from a net credit of HK$1,570 million in the first half of 2004, with higher new specific provisions, and lower releases and recoveries, in the bank in Hong Kong and Hang Seng Bank.

Income from associates represents the share of profits from Bank of Communications and Industrial Bank attributable to Commercial Banking for the six months to 31 March 2005.

Corporate, Investment Banking and Markets reported profit before tax of HK$7,500 million, 16.2 per cent lower than the first half of 2004, as a result of a decline in net interest income in Global Markets which more than offset a strong trading performance.

Net interest income fell by HK$959 million, or 16.0 per cent, compared with the first half of last year. In Corporate and Institutional Banking, deposit spreads improved following rises in Hong Kong dollar interest rates, which together with a modest growth in loans, contributed to the increase in net interest income of
33.6 per cent. In addition, Korea, Taiwan and India benefited from the growth in deposits from securities custody and clearing customers. In Global Markets, the adoption of new accounting standards affected trading income through the reclassification of interest and dividend income on trading assets and liabilties that was formerly recorded as 'Net interest income' and 'Dividend income', to 'Trading income'. This added HK$568 million to net interest income, but was, however, more than offset by the maturity of higher yielding assets, rising short-term rates and flatter yield curves, resulting in less profitable reinvestment opportunities. In Singapore and Japan, net interest income declined, due similarly to the maturity of high yielding assets and less profitable reinvestment opportunities.

Trading income increased by HK$638 million, or 20.8 per cent, over the first half of 2004, despite the impact of the inclusion of the net interest expense of HK$568 million on trading assets and liabilities this year. Debt securities trading benefited from correct positioning, with tightening in short-term corporate spreads in the low Hong Kong dollar interest rate environment in the first quarter of 2005. This was, however, partly offset by losses on certain high yield bonds, following the downgrading of certain companies in the automobile sector during the second quarter.

In Hong Kong, investments made in enhancing the structured products platform resulted in increased revenues in foreign exchange options, equity derivatives, structured credit derivatives and interest rate derivatives, partly offset by lower revenues generated from capital-guaranteed investment solutions as investors switched to deposit products in the rising interest rate environment.

In the rest of Asia-Pacific, excellent progress was made in the roll-out of structured products, particularly in Korea, Singapore and Thailand, with revenues doubling over the same period last year. Foreign exchange revenues also improved, benefiting from currency volatility and the group's growing customer franchise in the region.

Net fee income rose by 10.2 per cent to HK$2,452 million, principally due to the inclusion of the first six months' results for Bank of Bermuda, which contributed HK$361 million to revenues. Corporate and Institutional Banking saw an increase in fees and commissions from the securities custody and clearing business, which benefited from increased stock market activity across the region, notably in Korea and India. Investment Banking revenues declined, reflecting a quiet market in the early part of 2005, although recovery commenced in the second quarter, particularly in cross-border transactions and advisory business, with HSBC acting as joint global co-ordinator of the HK$16.8 billion initial public offering by Bank of Communications and of the HK$9.5 billion IPO of China COSCO Holdings, two of the three largest IPOs in Asia, ex-Japan, this year.

Operating expenses increased by 39.3 per cent compared with the first half of 2004, reflecting higher staff costs and the inclusion of costs relating to the Asia-Pacific operations of Bank of Bermuda. Headcount increased to support business expansion, including the build up of the investment banking division and the recruitment of senior relationship managers to extend coverage along industry sector lines. The cost base was further impacted by a change in the allocation of certain centrally allocated overheads to customer groups and a rise in cost recharges in respect of global management functions.

There was a net release of impairment provisions of HK$54 million, HK$581 million lower than in the first half of 2004. New specific individual provisions were lower, reflecting the benign credit environment in Hong Kong, although releases and recoveries fell and there was an increase in collective provisions compared with a release last year.

Income from associates largely represents the share of profits from Bank of Communications and Industrial Bank attributable to Corporate, Investment Banking and Markets for the six months to 31 March 2005.

Other includes income and expenses relating to staff housing loans, certain property activities and investment and other activities that are not allocated to other customer groups.

Net interest income was lower, reflecting an increase in preference shares issued coupled with higher funding costs. The surplus on property revaluation and profits from property sales were higher, offset by lower gains on the disposal and revaluation of long-term investments.

Consolidated Income Statement

                           Half-year ended    Half-year ended    Half-year ended
                                   30Jun05            30Jun04            31Dec04
Figures in HK$m                                      restated           restated

Interest income                     35,859             27,451             30,496
Interest expense                   (14,449)            (9,386)           (11,591)
Net interest income                 21,410             18,065             18,905
Fee income                          10,579              9,883              9,593
Fee expense                         (1,705)            (1,496)            (1,699)
Net fee income                       8,874              8,387              7,894
Trading income                       4,196              3,829              3,174
Net loss from financial
  instruments designated
  at fair value                        (56)                 -                  -
Net investment income on assets
  backing policyholder liabilities       -                 94              2,326
Gains less losses from financial
  investments                          347                582                915
Dividend income                        249                111                 52
Net earned insurance premiums        6,975              8,735              9,487
Other operating income               2,720              2,405              1,709
Total operating income              44,715             42,208             44,462
Net insurance claims incurred
  and movement in policyholder
  liabilities                       (6,139)            (7,356)           (10,028)
Net operating income before loan
  impairment charges and other
  credit risk provisions            38,576             34,852             34,434
Loan impairment charges and
  other credit risk provisions        (516)             1,562               (700)
Net operating income                38,060             36,414             33,734
Employee compensation and benefits  (8,425)            (7,253)            (7,512)
General and administrative
  expenses                          (5,402)            (4,622)            (5,669)
Depreciation of property, plant
  and equipment                       (927)              (870)              (885)
Amortisation of intangible assets      (63)               (49)               (52)
Total operating expenses           (14,817)           (12,794)           (14,118)
Operating profit                    23,243             23,620             19,616
Share of profit in associates          920                 24                275
Profit before tax                   24,163             23,644             19,891
Tax charge                          (4,248)            (4,027)            (2,961)
Profit after tax                    19,915             19,617             16,930
Profit attributable
  to minority interests             (2,351)            (2,330)            (2,070)
Profit attributable to
  shareholders                      17,564             17,287             14,860

Extract from the Consolidated Balance Sheet

                             At 30Jun05      At 30Jun04        At 31Dec04
Figures in HK$m                                restated          restated

Assets
Cash and short-term funds       493,159         417,031           510,644
Placings with banks maturing
  after one month                94,560         114,738            74,711
Certificates of deposit          55,427          51,980            51,743
Hong Kong SAR Government
  certificates of indebtedness   94,804          85,674            92,334
Trading assets                  159,447         113,415           109,899
Financial assets designated
  at fair value                  35,647               -                 -
Derivatives                      77,137          60,759            94,398
Advances to customers           973,637         849,944           919,192
Financial investments           410,442         418,533           450,165
Amounts due from fellow
  subsidiary companies           67,243          43,488            82,592
Investments in associates        20,508           2,387            16,343
Goodwill and intangible assets    6,222           4,128             5,329
Property, plant and equipment    32,978          29,182            30,425
Deferred tax assets               1,238           1,628             1,711
Retirement benefits               1,229           1,561             1,307
Other assets                     58,620          53,424            47,851
                              2,582,298       2,247,872         2,488,644
Liabilities
Hong Kong SAR currency
  notes in circulation           94,804          85,674            92,334
Deposits by banks               115,254          75,640            74,980
Customer accounts             1,671,433       1,570,851         1,728,111
Trading liabilities             218,652          35,810            37,281
Financial liabilities
  designated at fair value        2,187               -                 -
Derivatives                      75,929          57,603            92,362
Debt securities in issue         59,600         131,688           155,162
Retirement benefit liabilities      359             383               327
Amounts due to fellow
  subsidiary companies           23,367          31,997            17,568
Amounts due to ultimate holding
  company                           748             660               553
Other liabilities                65,380          56,770            60,610
Liabilities to policyholders
  under long-term assurance
  business                            -          46,829            54,938
Liabilities to customers under
  investment contracts           29,380               -                 -
Liabilities to customers under
  insurance contracts issued     32,525               -                 -
Current taxation                  4,085           3,828             2,333
Deferred taxation                 3,540           3,530             3,715
Subordinated liabilities         12,569          12,777            11,142
Preference shares                62,978          47,212            55,602
                              2,472,790       2,161,252         2,387,018

                        At 30Jun05       At 30Jun04       At 31Dec04
Figures in HK$m                            restated         restated

Capital resources
Share capital               22,494           16,254           22,494
Other reserves               5,963            3,988            6,525
Retained profits            58,759           46,215           51,497
Proposed dividend            6,000            4,750            4,800
Shareholders' funds         93,216           71,207           85,316
Minority interests          16,292           15,413           16,310
                           109,508           86,620          101,626
                         2,582,298        2,247,872        2,488,644


Consolidated Statement of Changes in Equity

                      Half-year ended           Half-year ended           Half-year ended
                              30Jun05                   30Jun04                   31Dec04
Figures in HK$m                                        restated                  restated
Called up share capital
Balance at the beginning of
  the period
- Balance previously
  reported                     74,213                    51,603                    59,570
- Effect of transition
  to HKFRS                    (51,719)                  (35,349)                  (43,316)
- As restated                  22,494                    16,254                    16,254
New ordinary shares issued          -                         -                     6,240
Balance at the end of
  the period                   22,494                    16,254                    22,494

Property revaluation reserves
Balance at the beginning of
  the period
- Balance previously reported  11,907                     7,135                    10,856
- Effect of transition to
  HKFRS                        (8,346)                   (4,817)                   (7,649)
- As restated                   3,561                     2,318                     3,207
Unrealised surplus on
  revaluation                   2,007                     1,301                       537
Transfer of depreciation from
  retained profits                (65)                      (62)                      (96)
Realisation on disposal of
  property                       (438)                     (370)                      (47)
Other movements                     -                        20                       (40)
Balance at the end of the
  period                         5,065                     3,207                     3,561

Other reserves
Balance at the beginning of
  the period
- Balance previously reported    5,492                     5,060                     4,966
- Effect of transition to
  HKFRS (excluding the effect
  of HKAS 39 and HKFRS 4)       (2,528)                   (3,697)                   (4,185)
- As restated                    2,964                     1,363                       781
- Effect of adoption of HKAS 39
  and HKFRS 4                    1,333                         -                         -
- As restated                    4,297                     1,363                       781
Long-term equity investments:
  Valuation gains taken to equity    -                       160                     1,406
  Transfer to profit or loss on
    disposal                         -                      (221)                     (811)
Available-for-sale investments:
  Valuation losses taken to
    equity                        (746)                        -                         -
  Transfer to profit or loss
    on disposal                   (301)                        -                         -
  Transfer to profit or loss on
    change in fair value of
    hedged items                   306                         -                         -
Share of associates' available-
  for-sale reserve                (111)                        -                         -
Cash flow hedges:
  Losses taken to equity        (2,132)                        -                         -
Exchange differences arising
  on monetary items that form
  part of a net investment in
  a foreign operation             (540)                     (614)                    1,457
Employees' options granted cost
  free by ultimate holding
  company                          125                        93                       131
Balance at the end of the
  period                           898                       781                     2,964


                                Half-year ended               Half-year ended             Half-year ended
                                        30Jun05                       30Jun04                     31Dec04
Figures in HK$m                                                      restated                    restated

Retained profits
Balance at the beginning of the
  period
- Balance previously reported            51,083                        37,764                      44,204
- Effect of transition to HKFRS
  (excluding the effect of HKAS 39
  and HKFRS 4)                              414                         1,371                       2,011
- As restated                            51,497                        39,135                      46,215
- Effect of adoption of HKAS 39 and
  HKFRS 4                                   (39)                            -                           -
- As restated                            51,458                        39,135                      46,215
Profit for the period attributable to
  shareholders                           17,564                        17,287                      14,860
Dividends                               (10,600)                      (10,750)                     (9,550)
Transfer of depreciation to property
  revaluation reserves                       65                            62                          96
Realisation on disposal of property         438                           393                          38
Actuarial losses on defined benefit
  plans                                    (168)                         (110)                       (250)
Other movements                               2                           198                          88
Balance at the end of the period         58,759                        46,215                      51,497

Dividend declared but not yet approved    6,000                         4,750                       4,800

Shareholders' funds at the beginning of
  the period                             81,810                        59,070                      66,457
Proposed dividend                         4,800                         8,450                       4,750
                                         86,610                        67,520                      71,207
Net change in shareholders' funds         5,406                         7,387                      14,059
Increase/(decrease) in proposed dividend  1,200                        (3,700)                         50
Shareholders' funds at the end of the
  period                                 93,216                        71,207                      85,316

Movements in reserves and retained profits are stated net of deferred tax where applicable.

Consolidated Cash Flow Statement

                                  Half-year ended   Half-year ended
                                          30Jun05           30Jun04
Figures in HK$m                                            restated

Operating activities
Cash generated from operations              2,921            22,804
Interest received on long-term
  investments                               6,313             6,091
Dividends received on long-term
  investments                                 228               104
Dividends received from associates             22                25
Interest paid on loan capital                (213)             (256)
Dividends paid to minority interests       (3,160)           (2,178)
Ordinary dividends paid                    (9,400)          (14,450)
Taxation paid                              (1,971)           (2,006)

Net cash (outflow)/inflow from
  operating activities                     (5,260)           10,134

Investing activities
Purchase of long-term investments        (140,786)         (147,807)
Proceeds from sale or redemption
  of long-term investments                153,904           132,586
Purchase of tangible fixed assets            (634)             (425)
Proceeds from sale of tangible
  fixed assets                                837               692
Net cash outflow in respect of
  acquisition of and increased
  shareholding in subsidiary companies     (1,247)             (972)
Net cash inflow in respect of sales of
  subsidiary companies                        323                 -
Purchase of interest in associates         (1,166)           (2,010)


Net cash inflow/(outflow) from
  investing activities                     11,231           (17,936)

Net cash inflow/(outflow) before
  financing                                 5,971            (7,802)

Financing
Issue of cumulative irredeemable
  preference share capital                  7,376             7,784
Issue of subordinated debt                  2,392                 -

Net cash inflow from financing              9,768             7,784

Increase/(decrease) in cash and
  cash equivalents                         15,739               (18)

Additional Information

1. Net interest income
                                      Half-year ended    Half-year ended      Half-year ended
                                              30Jun05            30Jun04              31Dec04
Figures in HK$m                                                 restated             restated

Net interest income                            21,410             18,065               18,905
Average interest-earning assets             2,008,241          1,888,690            1,961,003
Net interest spread                              1.95%              1.82%                1.81%
Net interest margin                              2.15%              1.92%                1.92%

Net interest income of HK$21,410 million was HK$3,345 million, or 18.5 per cent, higher than the first half of 2004.

Net interest income from the Personal Financial Services business rose by HK$2,937 million, or 29.7 per cent, primarily due to improved deposit spreads resulting from rises in Hong Kong dollar interest rates this year. This was coupled with strong growth in net interest income in the rest of Asia-Pacific, driven by increased mortgage lending in Australia, Taiwan, Korea, Singapore and India, and significant growth in credit card receivables and improved margins in Indonesia, the Philippines, India and Taiwan. Net interest income from the Commercial Banking business was HK$1,846 million, or 57.4 per cent, higher than last year, mainly due to growth in lending and deposits and improved deposit spreads, notably in Hong Kong, Singapore, mainland China and Taiwan. Net interest income from Corporate, Investment Banking and Markets fell by HK$959 million, or 16 per cent, largely due to the maturity of high yielding treasury assets in Hong Kong, and flat yield curves that gave limited opportunity for position-taking. This was partly offset by the effect of the reclassification this year of net interest expense of HK$568 million on trading assets and liabilities to 'Trading income'. In addition, there was loan growth of HK$7 billion in corporate lending, and an increase in customer deposits of HK$8 billion. Included in net interest income this year is income earned on held-to-maturity investments in the insurance businesses of HK$762 million, which last year was classified as 'Net investment income on assets backing policyholder liabilities'.

Average interest-earning assets rose by HK$120 billion, or 6.3 per cent, to HK$2,008 billion. Average advances to customers grew by HK$112 billion, or 13.4 per cent, with strong growth in mortgage lending in Australia, Singapore, Taiwan, Korea and India, and increases in commercial lending and trade finance in Hong Kong and mainland China. Credit card receivables rose in most countries, notably Hong Kong, Taiwan, Australia and Indonesia. Average loans to banks were HK$91 billion higher, principally in the bank in Hong Kong, offset by the reclassification of certain interest-earning assets to 'Trading Assets'.

The group's net interest margin of 2.15 per cent for the first half of 2005 was 23 basis points higher than the comparable period in 2004. Spread widened by 13 basis points, largely due to the exclusion in 2005 of the net interest expense on trading assets and liabilities. The inclusion of net interest income on held-to-maturity investments in the insurance businesses increased the margin by three basis points, while the rise in the number of preference shares issued and higher funding costs thereon resulted in a fall of five basis points.

For the banking operations in Hong Kong (excluding Hang Seng Bank), net interest margin increased by 46 basis points to 2.22 per cent for the first half of 2005. Spread improved by 37 basis points to 2.04 per cent. This increase was principally due to the reclassification of net interest expense on net trading liabilities to trading profits. Wholesale rates increased significantly since the first half of 2004, resulting in higher spreads on Hong Kong dollar and foreign currency current, savings and deposit accounts. However, spreads on mortgages and corporate lending were adversely impacted by a higher cost of funds and competitive pressures on margins. The average yield on the residential mortgage portfolio, excluding GHOS and staff loans, was 233 basis points below BLR in the first half of 2005 compared with 187 basis points below BLR in the same period last year. The contribution from net free funds rose by nine basis points compared with the first half of 2004.

In Hang Seng Bank, net interest margin improved by 11 basis points to 2.13 per cent with an increase in spread of four basis points due to the rise in deposit spreads and inclusion of interest income from the held-to-maturity investment portfolios held by life assurance funds. Spreads on treasury products narrowed and mortgage portfolio yields continued to be affected by intense market competition. The average yield on the residential mortgage portfolio, excluding GHOS and staff loans, fell to 223 basis points below BLR for the first half of 2005, compared with 192 basis points for the same period last year. The contribution from net free funds rose by seven basis points, benefiting from the rise in market interest rates.

In the rest of Asia-Pacific, net interest margin at 2.00 per cent for 2005 was five basis points higher than for the comparable period in 2004. Spread improved by eight basis points to 1.86 per cent, with rises in several countries including mainland China, Australia, Thailand and Taiwan, which benefited from higher deposit spreads, and increased credit card margins in Indonesia. These were partly offset by lower margins on non-trading treasury assets in Singapore and India. The contribution from net free funds was three basis points lower.

2. Net fee income
                                         Half-year ended      Half-year ended       Half-year ended
                                                 30Jun05              30Jun04               31Dec04
Figures in HK$m                                                      restated              restated
Fees and commissions
- Account services                                   642                  597                   609
- Credit facilities                                  584                  736                   711
- Import/export                                    1,345                1,264                 1,412
- Remittances                                        591                  520                   583
- Securities/stockbroking                          1,595                1,494                 1,348
- Cards                                            2,027                1,615                 1,824
- Insurance                                          161                  104                   113
- Unit trusts                                        959                1,588                   900
- Funds under management                           1,017                  586                   630
- Other                                            1,658                1,379                 1,463

Fees and commissions receivable                   10,579                9,883                 9,593

Fees and commissions payable                      (1,705)              (1,496)               (1,699)

                                                   8,874                8,387                 7,894

Net fee income was HK$487 million, or 5.8 per cent, higher than the first half of 2004. Credit card fees rose by 25.5 per cent, reflecting the increase in the number of cards in issue in the rest of Asia-Pacific, and higher cardholder spending. Revenues from trade finance also grew, notably in Hang Seng Bank and in the bank in mainland China and India, attributable to strong regional trade flows. Customer appetite for wealth management products slowed this year in Hong Kong, although the fall in demand for unit trusts was partially offset by increased sales of structured products. Bank of Bermuda contributed HK$361 million to net fee income, following its integration into the group during the second half of last year.

3. Trading income
                             Half-year ended            Half-year ended     Half-year ended
                                     30Jun05                    30Jun04             31Dec04
Figures in HK$m                                                restated            restated
Dealing profits
- Foreign exchange                     2,578                      2,681               1,999
- Interest rate derivatives            1,476                      1,254               1,126
- Debt securities                        318                       (136)               (124)
- Equities and other trading             338                         30                 173
                                       4,710                      3,829               3,174

Net interest expense on trading
 assets and liabilities                 (568)                         -                   -

Dividend income from trading
  securities                              54                          -                   -

                                       4,196                      3,829               3,174

Trading income rose by 9.6 per cent to HK$4,196 million. Debt securities trading benefited from correct positioning as short-term spreads on Hong Kong dollar bonds contracted in the low interest rate environment in the earlier part of 2005, but this was partly offset by losses on certain high yield bonds following the downgrading of companies in the automobile sector during the second quarter. Interest rate derivatives trading performed strongly, reflecting an enhanced capability in structured products in Hong Kong, Korea and Singapore, which more than offset the fall in demand for wealth management products in Hong Kong as customers switched to deposit products in the rising interest rate environment. Credit and equity derivatives revenues also grew, and revaluation gains were made on private equity investments.

Net interest expense on trading assets and liabilities largely represents interest payable on the group's own debt and structured deposits managed in the trading book, partly offset by interest income on debt securities. All such interest was classified under 'Net interest income' in prior years.


4. Gains less losses from financial investments

                     Half-year ended        Half-year ended      Half-year ended
                             30Jun05                30Jun04              31Dec04
Figures in HK$m                                    restated             restated
Profit on disposal of
  available-for-sale
  securities                     348                      -                    -

Profit on disposal of
  long-term investments            -                    380                  931

Provision for
  impairment of
  available-for-sale
  securities                      (1)                     -                    -

Reversal of/(provision
  for) impairment
  of long-term
  investments                      -                    202                  (16)

                                 347                    582                  915


The profit on disposal of available-for-sale securities primarily comprises gains on the sale of equity securities, partly offset by losses on the disposal of US dollar bonds.

In the first half of 2004, there was a partial write-back of a provision against an equity investment.

5. Dividend income

                     Half-year ended        Half-year ended      Half-year ended
                             30Jun05                30Jun04              31Dec04
Figures in HK$m                                    restated             restated
Listed investments                52                     68                   32
Unlisted investments             191                     37                   14
Other participating
  interests                        6                      6                    6
                                 249                    111                   52


6. Net earned insurance premiums

                     Half-year ended        Half-year ended      Half-year ended
                             30Jun05                30Jun04              31Dec04
Figures in HK$m                                    restated             restated

Gross insurance premium
  income                       7,239                  9,003                9,744
Less: reinsurance premiums      (264)                  (268)                (257)

                               6,975                  8,735                9,487

Premium income decreased compared with the first half of last year largely due to a change in accounting treatment. In 2004, gross premium receipts on certain investment plans and the corresponding increase in the bank's liability to policyholders are disclosed, respectively, under 'Net earned insurance premiums' and 'Net insurance claims incurred and movement in policyholder liabilities'. In
2005, a net number is included under 'Net fee income'.

7. Other operating income

                     Half-year ended        Half-year ended      Half-year ended
                             30Jun05                30Jun04              31Dec04
Figures in HK$m                                    restated             restated


Rental income                    230                    232                  230
Movement in present value of
  in force insurance business    490                    389                  444
Profit on disposal of tangible
  fixed assets                    19                    141                   51
Profit on disposal of subsidiary
  and associated companies        58                    309                   33
Surplus arising on
  property revaluation         1,038                    829                  209
Other                            885                    505                  742

                               2,720                  2,405                1,709

Profit on disposal of subsidiary and associated companies for the first half of 2005 comprises a gain made on the sale of HSBC Asset Management (Australia)
Limited. Profit for the first half of 2004 included a gain on the exchange of the group's interest in World Finance International Limited, an associated company, for an interest in Bergesen Worldwide.

The surplus arising on property revaluation comprises gains on the revaluation of investment properties and the reversal of previous revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost. As permitted by Hong Kong Accounting Standard 40, prior year revaluation gains on investment properties have been credited to reserves and accordingly the prior year profit and loss figures have not been restated.

'Other' includes profits on the sale of a residential property in Hong Kong held on an operating lease.

8. Loan impairment charges and other credit risk provisions

                     Half-year ended        Half-year ended      Half-year ended
                             30Jun05                30Jun04              31Dec04
Figures in HK$m                                    restated             restated

Net charge/(release) for
  impairment provisions

Advances to customers

- Specific individual
  provisions:
  New provisions               1,222                  1,627                2,389
  Releases                    (1,249)                (1,379)              (1,071)
  Recoveries                    (161)                  (336)                (281)
                                (188)                   (88)               1,037
- Net charge/(release) for
  collective impairment
  provisions                     706                 (1,496)                (227)

- Country risk
  provision                       (8)                     -                    -
                                 510                 (1,584)                 810

Placings with banks maturing
  after one month
- Net release of specific
  individual provisions            -                      -                   (1)

                                 510                 (1,584)                 809
Other credit risk
  provisions                       6                     22                 (109)

Total impairment
  charge/(credit)                516                 (1,562)                 700

There was a net charge for loan impairment and other credit risk provisions of HK$516 million compared with a net release of HK$1,562 million in the same period last year. The charge for new specific individual provisions was lower as credit card provisions were classified as specific individual in 2004, but as collective in 2005. Excluding this effect, specific individual provisions rose, largely against lending to commercial banking customers in Hong Kong. Provisions against mortgages, credit card advances and other personal lending fell, in line with the improving economy in Hong Kong with lower bankruptcies, falling unemployment and a rise in property prices. Releases and recoveries were lower, largely relating to corporates in Hong Kong, Singapore and Thailand, but this was partly offset by higher releases against personal lending in Hong Kong and against lending to commercial banking customers in mainland China. There was a net charge for collective provisions, comprising the reclassification of credit card provisions and a small charge against corporate lending, reflecting the stable credit environment across the region.

9. Employee compensation and benefits

                     Half-year ended        Half-year ended      Half-year ended
                             30Jun05                30Jun04              31Dec04
Figures in HK$m                                    restated             restated

Salaries and other costs       7,991                  6,837                7,163
Retirement benefit costs         434                    416                  349

                               8,425                  7,253                7,512

Staff numbers by region^

                          At 30Jun05             At 30Jun04           At 31Dec04

Hong Kong                     24,240                 23,132               23,947

Rest of Asia-Pacific          22,942                 19,430               21,009

Americas/Europe                   16                     16                   16

Total                         47,198                 42,578               44,972


^ Full-time equivalent

Staff costs increased by HK$1,172 million, or 16.2 per cent, compared with the first half of 2004, attributable to the increase in headcount throughout the region of 4,620. Staff numbers rose in all customer groups, notably in Personal
Financial Services in India, Taiwan, the Philippines, Thailand and Sri Lanka, and Commercial Banking in Hong Kong and mainland China. The build-up of the investment banking division continued in Hong Kong, and the integration of Bank of Bermuda staff also added to headcount.

10. General and administrative expenses

                     Half-year ended        Half-year ended      Half-year ended
                             30Jun05                30Jun04              31Dec04
Figures in HK$m                                    restated             restated

Premises and equipment
- Rental expenses                627                    597                  600
- Other premises and
  equipment                      855                    818                  943
                               1,482                  1,415                1,543

Other administrative
  expenses                     3,716                  3,077                4,125

Litigation and other
  provisions                     204                    130                    1

                               5,402                  4,622                5,669


The increase in general and administrative expenses of HK$780 million, or 16.9 per cent, reflected additional costs incurred in the business expansion throughout the region. Advertising and marketing expenditure increased in Thailand, Taiwan, India, Indonesia and Singapore, in line with the growth in the Personal Financial Services business in these countries. Other expenses rose, particularly in support of the expansion of the Corporate and Institutional
Banking businesses in Singapore, India, Korea and Taiwan.

11. Share of profit in associates

Share of profit in associates in the first half of 2005 included the group's share of post-tax profits from Bank of Communications and Industrial Bank for the six months to 31 March 2005.

12. Taxation

The charge for taxation in the consolidated profit and loss account comprises:

                     Half-year ended        Half-year ended      Half-year ended
                             30Jun05                30Jun04              31Dec04
Figures in HK$m                                    restated             restated


Hong Kong profits tax          2,663                  2,292                1,690
Overseas taxation              1,300                  1,423                1,074
Deferred taxation                285                    312                  197
                               4,248                  4,027                2,961

The effective rate of tax for the first half of 2005 was 17.6 per cent, compared with 17.0 per cent for the first half of 2004, principally as a result of the interest expense on preference shares for which tax relief is not available.


13. Dividends

                     Half-year ended        Half-year ended      Half-year ended
                             30Jun05                30Jun04              31Dec04
                  HK$           HK$m        HK$        HK$m         HK$     HK$m
            per share                 per share               per share

Dividends
  on ordinary
  share capital
- Paid           0.51          4,600       0.92       6,000        0.53    4,750
- Proposed       0.67          6,000       0.73       4,750        0.53    4,800
                 1.18         10,600       1.65      10,750        1.06    9,550


14. Trading assets

                         At 30Jun05              At 30Jun04           At 31Dec04
Figures in HK$m                                    restated             restated

Debt securities             117,682                  95,971               89,355
Equity shares                 5,860                  17,444               20,544
Treasury bills               34,979                       -                    -
Other                           926                       -                    -

                            159,447                 113,415              109,899

Treasury bills held for trading have been reclassified from 'Cash and short-term funds' to 'Trading assets'. Certain equity shares and debt securities are now classified as 'Financial assets designated at fair value' (see Note 15).

15. Financial assets designated at fair value

                          At30Jun05               At30Jun04            At31Dec04
Figures in HK$m                                    restated             restated

Debt securities              15,884                       -                    -
Equity shares                15,524                       -                    -
Other                         4,239                       -                    -
                             35,647                       -                    -

There was no such category in 2004.

16. Advances to customers
                          At30Jun05               At30Jun04            At31Dec04
Figures in HK$m                                    restated             restated

Gross advances to
  customers                 980,912                 858,625              927,121

Specific individual
  provisions                 (4,114)                 (6,058)              (5,482)
Collective impairment
  provisions                 (3,158)                 (2,623)              (2,447)
Country risk provisions          (3)                      -                    -
Total provisions             (7,275)                 (8,681)              (7,929)
                            973,637                 849,944              919,192

Provisions as a percentage
  of gross advances
  to customers:
Specific individual
  provisions                   0.42%                   0.70%                0.59%
Collective impairment
  provisions                   0.32%                   0.31%                0.26%
Country risk provisions           -                       -                    -
Total provisions               0.74%                   1.01%                0.85%

17. Impairment provisions against advances to customers

                           Specific              Collective              Country
                         individual              impairment                 risk
Figures in HK$m          provisions              provisions           provisions        Total


At 1Jan05 (restated)          4,719                   3,179                   11        7,909
Amounts written off            (571)                   (901)                   -       (1,472)
Recoveries of advances
  written off in
  previous years                161                     191                    -          352
Net charge/(release)
  to income (Note 8)           (188)                    706                   (8)         510
Exchange and other adjustments   (7)                    (17)                   -          (24)

At 30Jun05                    4,114                   3,158                    3        7,275


18. Impaired advances to customers and provisions

The geographical information shown below, and in notes 19, 20, 21, and 23, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

                                                    Rest of            Americas/
Figures in HK$m           Hong Kong            Asia-Pacific               Europe        Total

Half-year ended 30Jun05
Impairment provision charge/
  (release)                     455                      67                  (12)         510


At 30Jun05

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances       5,436                   3,438                    -        8,874

Specific individual
  provisions                 (2,230)                 (1,884)                   -       (4,114)
                              3,206                   1,554                    -        4,760

Specific individual provisions
  as a percentage of gross
  impaired advances            41.0%                   54.8%                   -         46.4%

Gross impaired advances as a
  percentage of gross advances
  to customers                  0.9%                    0.9%                   -          0.9%

                                                    Rest of            Americas/        Total
Figures in HK$m           Hong Kong            Asia-Pacific               Europe     restated

Half-year ended 30Jun04

Impairment provision charge/
  (release)                 ( 1,744)                    160                    -       (1,584)

At 30Jun04

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances       8,599                   4,327                    5       12,931

Specific individual
  provisions                 (3,016)                 (3,037)                  (5)      (6,058)
                              5,583                   1,290                    -        6,873

Specific individual provisions
  as a percentage of gross
  impaired advances            35.1%                   70.2%               100.0%        46.8%

Gross impaired advances as
  a percentage of gross advances
  to customers                  1.5%                    1.5%                41.7%         1.5%

Impaired advances to customers are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

The specific provisions are made after taking into account the value of collateral in respect of such advances.

                                                    Rest of            Americas/        Total
Figures in HK$m           Hong Kong           Asia-Pacific               Europe      restated

Half-year ended 31Dec04
Impairment provision charge/
  (release)                      64                     752                   (6)         810

At 31Dec04

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances       5,423                   4,268                   5         9,696

Specific individual
  provisions                 (2,485)                 (2,992)                  (5)      (5,482)
                              2,938                   1,276                    -        4,214

Specific individual provisions
  as a percentage of gross
  impaired advances            45.8%                   70.1%               100.0%        56.5%

Gross impaired
  advances as a
  percentage of gross advances
  to customers                  0.9%                    1.3%                35.7%         1.0%


19. Overdue advances to customers

                                                    Rest of            Americas/
Figures in HK$m           Hong Kong             sia-Pacific               Europe        Total

At 30Jun05

Gross advances to customers which
  have been overdue with respect
  to either principal or interest
  for periods of:
- six months or less but
  over three months             814                     886                    -        1,700

- one year or less but
  over six months               307                     379                    -          686

- over one year               1,546                   1,272                    -        2,818
                              2,667                   2,537                    -        5,204

Overdue advances to customers as
  a percentage of gross advances
  to customers:

- six months or less but
  over three months             0.1%                    0.2%                   -          0.2%

- one year or less but
  over six months               0.1%                    0.1%                   -          0.1%

- over one year                 0.2%                    0.4%                   -          0.2%
                                0.4%                    0.7%                   -          0.5%

                                                    Rest of             Americas/       Total
Figures in HK$m           Hong Kong            Asia-Pacific                Europe    restated

At 30Jun04

Gross advances to customers
  which have been overdue
  with respect to either
  principal or interest for
  periods of:

- six months or less but over
  three months                1,447                     645                     -       2,092

- one year or less but over
  six months                    883                     466                     -       1,349

- over one year               1,685                   1,818                     -       3,503
                              4,015                   2,929                     -       6,944


Overdue advances to customers as
  a percentage of gross advances
  to customers:

- six months or less but over
  three months                  0.2%                    0.2%                    -         0.2%

- one year or less but over
  six months                    0.2%                    0.2%                    -         0.2%

- over one year                 0.3%                    0.6%                    -         0.4%
                                0.7%                    1.0%                    -         0.8%

                                                    Rest of             Americas/       Total
Figures in HK$m           Hong Kong            Asia-Pacific                Europe    restated

At 31Dec04

Gross advances to customers
  which have been overdue with
  respect to either principal
  or interest for periods of:

- six months or less
  but over three months         959                     706                     -       1,665

- one year or less but
  over six months               607                     296                     -         903

- over one year               1,631                   1,430                     -       3,061
                              3,197                   2,432                     -       5,629

Overdue advances to customers
  as a percentage of gross advances
  to customers:

- six months or less
  but over three months         0.1%                    0.2%                    -         0.2%

- one year or less but
  over six months               0.1%                    0.1%                    -         0.1%

- over one year                 0.3%                    0.4%                    -         0.3%
                                0.5%                    0.7%                    -         0.6%

20. Rescheduled advances to customers

                                                    Rest of             Americas/
Figures in HK$m           Hong Kong            Asia-Pacific                Europe       Total

At 30Jun05

Rescheduled advances to
  customers                   2,327                     552                     -       2,879

Rescheduled advances to
  customers as a percentage
  of gross advances to
  customers                     0.4%                    0.1%                    -         0.3%

At 30Jun04 (restated)

Rescheduled advances to
  customers                   6,404                     385                     5       6,794

Rescheduled advances to
  customers as a percentage
  of gross advances to
  customers                     1.1%                    0.1%                 41.7%        0.8%

At 31Dec04 (restated)

Rescheduled advances to
  customers                   4,009                     465                     5       4,479

Rescheduled advances to
  customers as a percentage
  of gross advances to
  customers                     0.7%                    0.1%                 35.7%        0.5%


Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for over three months and which are included in overdue advances to customers (Note 19).

21. Analysis of advances to customers based on categories used by the HSBC
Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.

                                                    Rest of            Americas/
Figures in HK$m           Hong Kong            Asia-Pacific               Europe        Total

At 30Jun05

Residential mortgages       184,740                 108,582                    3      293,325

Hong Kong SAR Government's
  Home Ownership Scheme,
  Private Sector Participation
  Scheme and Tenants
  Purchase Scheme mortgages  39,131                       -                    -       39,131

Other personal               48,221                  42,790                    1       91,012
Total personal              272,092                 151,372                    4      423,468

Commercial, industrial and
  international trade       126,034                 112,301                    -      238,335

Commercial real estate       80,473                  29,560                    -      110,033

Other property-related
  lending                    47,560                  15,426                    -       62,986

Government                    3,349                   9,309                    -       12,658

Other commercial             57,113                  36,308                    -       93,421
Total corporate and
  commercial                314,529                 202,904                    -      517,433

Non-bank financial
  institutions               13,381                  19,828                    -       33,209

Settlement accounts           3,358                   3,444                    -        6,802
Total financial              16,739                  23,272                    -       40,011

Gross advances to
  customers                 603,360                 377,548                    4      980,912

Impairment provisions        (3,871)                 (3,404)                   -       (7,275)

Net advances to customers   599,489                 374,144                    4      973,637

                                                    Rest of            Americas/        Total
Figures in HK$m           Hong Kong            Asia-Pacific               Europe     restated

At30Jun04

Residential mortgages       182,972                  84,527                    -      267,499

Hong Kong SAR Government's
  Home Ownership Scheme,
  Private Sector Participation
  Scheme and Tenants
  Purchase Scheme mortgage   45,057                       -                    -       45,057

Other personal               42,843                  31,855                    7       74,705
Total personal              270,872                 116,382                    7      387,261

Commercial, industrial and
  international trade       106,210                  91,069                    -      197,279

Commercial real estate       69,943                  24,471                    5       94,419

Other property-related
  lending                    42,202                  10,059                    -       52,261

Government                    6,515                   4,612                    -       11,127

Other commercial             57,433                  33,755                    -       91,188
Total corporate and
  commercial                282,303                 163,966                    5      446,274

Non-bank financial
  institutions               12,070                   7,005                    -       19,075

Settlement accounts           3,959                   2,056                    -        6,015
Total financial              16,029                   9,061                    -       25,090

Gross advances to customers 569,204                 289,409                   12      858,625

Impairment provisions        (4,664)                 (4,012)                  (5)      (8,681)

Net advances to customers   564,540                 285,397                    7      849,944


                                                    Rest of            Americas/        Total
Figures in HK$m           Hong Kong            Asia-Pacific               Europe     restated

At 31Dec04

Residential mortgages       184,631                  98,516                    2      283,149

Hong Kong SAR Government's
  Home Ownership Scheme,
  Private Sector Participation
  Scheme and Tenants
  Purchase Scheme mortgages  41,845                      -                     -       41,845

Other personal               50,741                  37,873                    7       88,621
Total personal              277,217                 136,389                    9      413,615

Commercial, industrial and
  international trade       109,655                 105,133                    -      214,788

Commercial real estate       80,726                  27,956                    5      108,687

Other property-related
  lending                    46,319                  14,070                    -       60,389

Government                    4,781                   5,150                    -        9,931

Other commercial             56,607                  35,006                    -       91,613
Total corporate and
  commercial                298,088                 187,315                    5      485,408

Non-bank financial
  institutions               15,008                   9,148                    -       24,156

Settlement accounts           3,470                     472                    -        3,942
Total financial              18,478                   9,620                    -       28,098

Gross advances to
  customers                 593,783                 333,324                   14      927,121

Impairment provisions        (4,032)                 (3,892)                  (5)      (7,929)

Net advances to customers   589,751                 329,432                    9      919,192


Advances to customers increased by HK$54 billion, or 5.9 per cent, since the end of 2004.

Advances in Hong Kong increased by HK$10 billion, or 1.7 per cent. Excluding the impact of lending under the Government Home Ownership Scheme, which remained suspended during 2005, mortgage lending remained flat, in line with the overall market. Commercial lending rose by 5.5 per cent, with particularly strong growth in the manufacturing and retailing sectors and in trade finance, which benefited from focused relationship strategies in the middle-market sector, and the expansion of business banking centres to better serve the customer base.

In the rest of Asia-Pacific, advances grew strongly by HK$45 billion, or 13.6 per cent, since the end of 2004. Mortgage loans increased by 10.2 per cent, principally in Korea, Taiwan, India, Singapore and Australia. The cards business continued to expand and receivables rose by 15.2 per cent, largely in Taiwan and Indonesia. Lending to corporate and commercial customers rose by 8.3 per cent, notably in mainland China, India, Korea and Indonesia.

22. Analysis of advances to customers by geographical area according to the location of counterparties, after risk transfer

                                                      Rest of          Americas/
Figures in HK$m              Hong Kong           Asia-Pacific             Europe      Others     Total

At 30Jun05

Gross advances to customers     550,724               357,221             63,356       9,611   980,912
Overdue advances to customers    2,865                  2,269                 69           1     5,204

At 30Jun04 (restated)

Gross advances to customers    522,134                275,728             56,611       4,152   858,625
Overdue advances to customers    3,979                  2,829                135           1     6,944

At 31Dec04 (restated)

Gross advances to customers    543,997                319,512             59,461       4,151   927,121
Overdue advances to customers    3,212                  2,343                 74           -     5,629




23. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong.

                                  At 30Jun05   At 30Jun04   At 31Dec04
Figures in HK$m                                  restated     restated

Gross advances to customers for
  use in Hong Kong
Industrial, commercial and
  financial
Property development                  37,417       32,820       36,230
Property investment                   92,976       85,480       93,696
Financial concerns                    13,704       14,282       14,784
Stockbrokers                             983        1,201        1,185
Wholesale and retail trade            34,679       29,625       32,099
Manufacturing                         18,588       13,125       14,336
Transport and transport equipment     33,145       33,610       35,418
Others                                47,570       41,332       41,134
                                     279,062      251,475      268,882

Individuals
Advances for the purchase of flats
  under the Hong Kong SAR Government's
  Home Ownership Scheme, Private
  Sector Participation and Tenants
  Purchase Scheme                     39,131       45,057       41,845
Advances for the purchase of
  other residential properties       168,042      168,537      169,482
Credit card advances                  22,205       20,189       23,162
Others                                22,557       19,772       20,257
                                     251,935      253,555      254,746
Gross advances to customers for
  use in Hong Kong                   530,997      505,030      523,628

Trade finance                         54,439       48,738       49,408

Gross advances to customers for
  use outside Hong Kong made by
  branches of the bank and
  subsidiary companies in Hong Kong   17,924       15,436       20,747

Gross advances to customers made by
  branches of the bank and
  subsidiary companies in Hong Kong  603,360      569,204      593,783

Gross advances to customers made by
  branches of the bank and subsidiary
  companies outside Hong Kong
  -Rest of Asia-Pacific              377,548      289,409      333,324
  -Americas/Europe                         4           12           14

Gross advances to customers          980,912      858,625      927,121

An explanation of the significant differences between the categories of advances and their definitions used by the HSBC Group and those used by the HKMA is given on page 18 of the Annual Report and Accounts for 2004.

24. Cross-border exposure

The country risk exposures shown below are prepared in accordance with the HKMA Return of External Positions Part II: Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries and territories or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

                               Banks and
                                   other     Public
                               financial     sector
Figures in HK$m             institutions   entities    Other     Total

At 30Jun05
Americas
United States                     51,906     75,139   28,191   155,236
Other                             40,686     13,491   47,349   101,526
                                  92,592     88,630   75,540   256,762
Europe
United Kingdom                    91,103         27   26,182   117,312
Other                            335,154      3,746   21,533   360,433
                                 426,257      3,773   47,715   477,745

Asia-Pacific excluding Hong Kong 159,828     12,047   97,209   269,084

At 30Jun04

Americas
United States                     22,178     78,603   28,591   129,372
Other                             41,665     15,244   48,098   105,007
                                  63,843     93,847   76,689   234,379
Europe
United Kingdom                    72,230         16   27,131    99,377
Other                            262,703      3,785   23,954   290,442
                                 334,933      3,801   51,085   389,819

Asia-Pacific excluding Hong Kong 134,372     37,255   81,332   252,959

At 31Dec04

Americas
United States                     45,518     80,047   32,010   157,575
Other                             43,044     16,143   47,297   106,484
                                  88,562     96,190   79,307   264,059
Europe
United Kingdom                    86,613         27   23,294   109,934
Other                            332,581      4,219   22,168   358,968
                                 419,194      4,246   45,462   468,902

Asia-Pacific excluding Hong Kong 151,183     18,454   77,266   246,903

25. Current, savings and other deposits

                                At 30Jun05   At 30Jun04     At 31Dec04
Figures in HK$m                                restated       restated
Current accounts and demand
  deposits                         959,723      948,974      1,069,178
Savings accounts                   563,002      501,459        516,237
Other deposit accounts             148,708      120,418        142,696

Customer accounts                1,671,433    1,570,851      1,728,111

Current, savings and other deposits decreased by HK$57 billion, or 3.3 per cent, compared with the end of 2004.

In Hong Kong, current account balances and demand deposits fell in the first half of 2005 by HK$118 billion, or 13.3 per cent, reflecting the shift by customers into savings and time deposits, in line with the increases in market rates. In the rest of Asia-Pacific, customer accounts rose by HK$29 billion, or
7.0 per cent.

Certain structured deposits that were previously recorded in 'Other deposit accounts' have, in accordance with revised accounting standards, been reclassified in 2005 to 'Trading liabilities'.

The group's advances-to-deposits ratio increased to 58.3 per cent at 30 June 2005 from 53.2 per cent at 31 December 2004.

26. Trading liabilities

                                  At 30Jun05   At 30Jun04   At 31Dec04
Figures in HK$m                                  restated     restated

Certificates of deposit in issue      83,048            -            -
Other debt securities in issue        22,976            -            -
Short positions in securities         52,402       35,810       37,281
Deposits by banks                      5,044            -            -
Customer accounts                     55,182            -            -

                                     218,652       35,810       37,281

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which is managed in the trading book.

27. Financial liabilities designated as at fair value

                            At 30Jun05      At 30Jun04      At 31Dec04
Figures in HK$m                               restated        restated
Customer accounts                1,192               -               -
Subordinated liabilities           995               -               -

                                 2,187               -               -

There was no such category in 2004.

28. Debt securities in issue

                           At 30Jun05      At 30Jun04      At 31Dec04
Figures in HK$m                              restated        restated

Certificates of deposit        43,397         100,301         110,922
Other debt securities          16,203          31,387          44,240
                               59,600         131,688         155,162

The fall in debt securities in issue compared with the end of 2004 reflects the reclassification of certain securities as 'Trading liabilities', as detailed in
Note 26.

29. Reserves
                            At 30Jun05      At 30Jun04      At 31Dec04
Figures in HK$m                               restated        restated

Revaluation reserves
- Premises revaluation reserve   5,065           3,207           3,561
- Available-for-sale
  investments reserve            2,399               -               -
- Cash flow hedge reserve       (2,248)              -               -
- Long-term equity investment
  revaluation reserve                -           1,204           1,799
                                 5,216           4,411           5,360
Foreign exchange reserve           303            (614)            843
Other reserves                     444             191             322
                                 5,963           3,988           6,525
Retained profits                58,759          46,215          51,497
                                64,722          50,203          58,022

The bank and its banking subsidiary companies operate under regulatory jurisdictions which require the maintenance of minimum impairment provisions in excess of those required under Hong Kong Accounting Standards. The effect of this requirement is to restrict the amount of reserves which can be distributed to shareholders by HK$1,017 million.

30. Contingent liabilities, commitments and derivatives

                                               Credit         Risk-
                                Contract   equivalent      weighted
Figures in HK$m                   amount       amount        amount

At 30Jun05

Contingent liabilities
- Acceptances and endorsements    22,273        4,875         4,762
- Guarantees                     157,375      134,910        48,035
- Other                               40           40            40
                                 179,688      139,825        52,837
Commitments
- Documentary credits and short-
  term trade-related transactions 58,058       19,828        11,658
- Forward asset purchases and
  forward forward deposits placed  9,710        9,710         8,746
- Undrawn note issuing and
  revolving underwriting
  facilities                       3,982        1,991         1,614
- Undrawn formal standby
  facilities, credit lines and
  other commitments:
  - one year and over             99,653       49,826        44,479
  - under one year               715,575            -             -
                                 886,978       81,355        66,497
Exchange rate contracts
- Spot and forward foreign
  exchange                     2,545,957       41,632        10,641
- Other exchange rate
  contracts                      971,018       42,392        12,576
                               3,516,975       84,024        23,217
Interest rate contracts
- Interest rate swaps          4,367,557       53,818        13,740
- Other interest rate
  contracts                      679,471        5,560         1,714
                               5,047,028       59,378        15,454

Other derivative contracts       163,291        8,805         3,116

Impact of counterparty netting
  agreements on derivatives
  exposure                             -      (58,343)      (12,693)


At 30Jun04

Contingent liabilities
- Acceptances and endorsements    19,538        3,908         3,782
- Guarantees                     143,236      126,211        43,358
- Other                               67           67            37
                                 162,841      130,186        47,177
Commitments
- Documentary credits and
  short-term trade-related
  transactions                    51,706       13,922        10,170
- Forward asset purchases and
  forward forward deposits placed  4,320        4,320         2,140
- Undrawn note issuing and
  revolving underwriting
  facilities                       4,126        2,063         1,686
- Undrawn formal standby
  facilities, credit lines and
  other commitments:
  - one year and over             70,567       35,283        33,817
  - under one year               579,396            -             -
                                 710,115       55,588        47,813
Exchange rate contracts
- Spot and forward foreign
  exchange                     2,300,878       35,515         8,732
- Other exchange rate
  contracts                      650,466       30,711         8,618
                               2,951,344       66,226        17,350
Interest rate contracts
- Interest rate swaps          2,974,127       46,253        12,519
- Other interest rate
  contracts                      695,439        2,652           682
                               3,669,566       48,905        13,201

Other derivative contracts        40,153        2,938           881

Impact of counterparty netting
  agreements on derivatives
  exposure                             -      (41,574)       (8,699)

At 31Dec04

Contingent liabilities
- Acceptances and endorsements    22,714        4,559         4,423
- Guarantees                     157,833      136,474        48,837
- Other                               35           35            33
                                 180,582      141,068        53,293
Commitments
- Documentary credits and
  short-term trade-related
  transactions                    48,493       13,770         9,591
- Forward asset purchases and
  forward forward deposits placed 10,166       10,166         3,716
- Undrawn note issuing and
  revolving underwriting
  facilities                       4,116        2,058         1,680
- Undrawn formal standby
  facilities, credit lines and
  other commitments:
  - one year and over             82,142        1,071        38,311
  - under one year               657,682            -             -
                                 802,599       67,065        53,298
Exchange rate contracts
- Spot and forward foreign
  exchange                     2,411,793       46,694        11,759
- Other exchange rate contracts  696,883       39,635        11,180
                               3,108,676       86,329        22,939
Interest rate contracts
- Interest rate swaps          3,754,053       57,131        14,679
- Other interest rate contracts  684,692        3,117           875
                               4,438,745       60,248        15,554

Other derivative contracts        71,395        4,030         1,222

Impact of counterparty netting
  agreements on derivatives
  exposure                             -      (59,487)      (12,535)

The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk-weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts. The group has executed close-out netting agreements with certain counterparties, which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. These have been taken into account in calculating total risk assets.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contract amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate and equity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Replacement cost of contracts

Figures in HK$m          At 30Jun05      At 30Jun04      At 31Dec04

Exchange rate contracts      35,368          26,380          54,216
Interest rate contracts      39,518          35,328          41,486
Other derivative contracts    2,251           1,318           1,722
                             77,137          63,026          97,424
Less: netting adjustments   (34,831)        (24,115)        (39,907)
                             42,306          38,911          57,517

The replacement cost of contracts represents the mark-to-market assets on all contracts with a positive value, i.e. an asset to the group. This comprises the mark-to-market assets on contracts with third parties and fellow subsidiary companies included in the balance sheet in 'Derivatives'.

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally as the sum of positive mark-to-market values and an estimate for the future fluctuation risk, using a future risk factor.

The netting adjustments represent amounts where the group has in place legally enforceable rights of offset with individual counterparties to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the Hong Kong Monetary Authority in the calculation of risk assets for the capital adequacy ratio.

31. Foreign exchange exposure

The group had the following structural foreign currency exposures which exceeded 10 per cent of the net structural foreign currency exposure in all currencies:

Figures in HK$m                         Net structural position

At 30Jun05

Chinese renminbi                                         21,128
Indian rupees                                             7,603
United States dollars                                    10,381

At 30Jun04

Australian dollars                                        3,330
Chinese renminbi                                          4,361
Indian rupees                                             4,064
Korean won                                                2,670
Singapore dollars                                         3,614
United States dollars                                   (50,013)

At 31Dec04

Australian dollars                                        4,911
Chinese renminbi                                         18,154
Indian rupees                                             4,979
Korean won                                                3,266
Singapore dollars                                         3,370
United States dollars                                   (56,355)
Thai baht                                                 1,575

The group had the following non-structural foreign currency position which exceeded 10 per cent of the group's net foreign currency non-structural positions in all currencies:

                       United States       Singapore        Brunei
Figures in HK$m              dollars         dollars       dollars
At 30Jun05
Spot assets                                   85,892         5,470
Spot liabilities                             (77,505)      (16,318)
Forward purchases                            147,882             -
Forward sales                               (145,643)            -
                                              10,626       (10,848)

At 30Jun04
Spot assets                  983,440
Spot liabilities            (970,080)
Forward purchases          1,487,766
Forward sales             (1,410,343)
Net options position             892
                              91,675

At 31Dec04
Spot assets                1,126,118          83,986         5,129
Spot liabilities          (1,042,445)        (74,193)      (15,134)
Forward purchases          1,497,043         104,625             -
Forward sales             (1,516,913)       (104,339)            -
Net options position            (721)              -             -
                              63,082          10,079       (10,005)


32. Reconciliation of operating profit to cash generated from operations

                                  Half-year ended   Half-year ended
                                          30Jun05           30Jun04
Figures in HK$m                                            restated

Operating profit                           23,243            23,620
Net interest income                       (21,410)          (18,065)
Dividend income                              (249)             (111)
Depreciation and amortisation                 990               919
Impairment provisions                         516            (1,562)
Advances written off, net of recoveries    (1,120)           (2,568)
Other provisions for liabilities and
  charges                                     245               358
Provisions utilised                           (47)             (217)
Employees' options granted cost free          140               100
Interest received                          28,409            21,966
Interest paid                             (14,473)           (8,383)
Net cash inflow from trading activities    16,244            16,057

Change in treasury bills with original
  term to maturity of more than three
  months                                  (6,609)           (49,775)
Change in placings with banks maturing
  after one month                         (20,867)           (1,390)
Change in trading assets                  (29,507)            5,872
Change in trading liabilities              55,628             6,808
Change in financial assets designated
  at fair value                               425                 -
Change in financial liabilities
  designated at fair value                    (62)                -
Change in derivatives                      (7,063)            5,791
Change in financial investments held
  for backing liabilities to long-term
  policyholders                            (5,160)           (3,796)
Change in advances to customers           (57,847)          (31,005)
Change in amounts due from fellow
  subsidiary companies                     13,872            13,148
Change in deposits by banks                42,599             4,949
Change in other assets                    (14,816)           (6,297)
Change in customer accounts               (21,684)           11,596
Change in amounts due to fellow
  subsidiary companies                      7,530            20,668
Change in amounts due to ultimate
  holding company                             192               285
Change in debt securities in issue          (4,089)           16,732
Change in liabilities to customers
  under investment contracts                   912                 -
Change in liabilities to customers
  under insurance contracts                  6,213                 -
Change in liabilities to policyholders
  under long-term assurance business             -             5,336
Change in other liabilities                 27,064             8,275
Exchange adjustments                           (54)             (450)
Cash generated from operations               2,921            22,804

33. Analysis of cash and cash equivalents

a. Changes in cash and cash equivalents during the period

                                  Half-year ended   Half-year ended
                                          30Jun05           30Jun04
Figures in HK$m                                            restated

Balance at beginning of period            411,535           316,678
Net cash inflow/(outflow) before
  the effect of foreign exchange
  movements                                15,739               (18)
Effect of foreign exchange movements       (8,151)             (877)
Balance at end of period                  419,123           315,783

b. Analysis of balances of cash and cash equivalents

                                  Half-year ended   Half-year ended
                                          30Jun05           30Jun04
Figures in HK$m                                            restated

Cash in hand and current balances
  with banks                               62,923            63,700
Placings with banks                       326,210           227,456
Treasury bills                             26,822            22,251
Certificates of deposit                     3,168             2,376
                                          419,123           315,783

c. Analysis of net outflow of cash and cash equivalents in respect of acquisition of and increased shareholding in subsidiary companies

                                  Half-year ended   Half-year ended
                                          30Jun05           30Jun04
Figures in HK$m                                            restated

Cash consideration                         (1,872)             (972)
Cash and cash equivalents acquired            625                 -
                                           (1,247)             (972)

d. Analysis of net flow of cash and cash equivalents in respect of sale of subsidiary companies

                                  Half-year ended   Half-year ended
Figures in HK$m                           30Jun05           30Jun04

Sale proceeds                                 323                 -
                                              323                 -

34. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.

Profit and loss account

                                      Rest of       Americas/
Figures in HK$m      Hong Kong   Asia-Pacific          Europe         Total

Half-year ended 30Jun05

Interest income         23,529         14,225             275        38,029
Interest expense        (8,122)        (8,366)           (131)      (16,619)
Net interest income     15,407          5,859             144        21,410
Fee income               7,057          3,701               1        10,759
Fee expense             (1,035)          (845)             (5)       (1,885)
Trading income           2,381          1,928            (113)        4,196
Net income from
  financial instruments
  designated at fair
  value                   (163)           107               -           (56)
Gains less losses
  from financial
  investments              359            (12)              -           347
Dividend income            223             26               -           249
Net earned insurance
  premiums               6,746            229               -         6,975
Other operating income   3,555            518              11         4,084
Total operating income  34,530         11,511              38        46,079
Net insurance claims
  incurred and movement
  in policyholder
  liabilities           (5,851)          (288)              -        (6,139)
Net operating income
  before loan impairment
  charges and other
  credit risk
  provisions            28,679         11,223              38        39,940
Loan impairment charges
  and other credit risk
  provisions              (459)           (69)             12          (516)
Net operating income    28,220         11,154              50        39,424
Operating expenses      (9,754)        (6,406)            (21)      (16,181)
Operating profit        18,466          4,748              29        23,243
Share of profit in
  associates                28            892               -           920
Profit before tax       18,494          5,640              29        24,163
Tax charge              (2,873)        (1,372)             (3)       (4,248)
Profit after tax        15,621          4,268              26        19,915
Profit attributable to
  minority interests    (2,279)           (72)              -        (2,351)
Profit attributable to
  shareholders          13,342          4,196              26        17,564

Half-year ended 30Jun04

Interest income         18,238         10,187             258        28,683
Interest expense        (5,307)        (5,084)           (227)      (10,618)
Net interest income     12,931          5,103              31        18,065
Fee income               7,068          2,930               1         9,999
Fee expense               (865)          (740)             (7)       (1,612)
Trading income           2,474          1,355               -         3,829
Net investment income
  on assets backing
  policyholder liabilities  53             41               -            94
Gains less losses from
  financial investments    548             34               -           582
Dividend income            104              7               -           111
Net earned insurance
  premiums               8,292            443               -         8,735
Other operating income   2,704            323               4         3,031
Total operating income  33,309          9,496              29        42,834
Net insurance claims
  incurred and movement
  in policyholder
  liabilities           (6,995)          (361)              -        (7,356)
Net operating income
  before loan impairment
  charges and other
  credit risk
  provisions            26,314          9,135              29        35,478
Loan impairment charges
  and other credit risk
  provisions             1,747           (185)              -         1,562
Net operating income    28,061          8,950              29        37,040
Operating expenses      (8,500)        (4,905)            (15)      (13,420)
Operating profit        19,561          4,045              14        23,620
Share of profit in
  associates                24              -               -            24
Profit before tax       19,585          4,045              14        23,644
Tax charge              (2,929)        (1,095)             (3)       (4,027)
Profit after tax        16,656          2,950              11        19,617
Profit attributable
  to minority interests (2,330)             -               -        (2,330)
Profit attributable to
  shareholders          14,326          2,950              11        17,287

Half-year ended 31Dec04

Interest income         20,296         11,590             343        32,229
Interest expense        (6,905)        (6,171)           (248)      (13,324)
Net interest income     13,391          5,419              95        18,905
Fee income               6,649          3,136               -         9,785
Fee expense             (1,048)          (838)             (5)       (1,891)
Trading income           1,939          1,235               -         3,174
Net investment income
  on assets backing
  policyholder
  liabilities            2,138            188               -         2,326
Gains less losses from
  financial investments    813            101               1           915
Dividend income             44              8               -            52
Net earned insurance
  premiums               9,196            291               -         9,487
Other operating income   1,982            403               4         2,389
Total operating income  35,104          9,943              95        45,142
Net insurance claims
  incurred and movement
  in policyholder
  liabilities           (9,762)          (266)              -       (10,028)
Net operating income
  before loan impairment
  charges and other credit
  risk provsions        25,342          9,677              95        35,114
Loan impairment charges
  and other credit risk
  provisions               (63)          (643)              6          (700)
Net operating income    25,279          9,034             101        34,414
Operating expenses      (9,418)        (5,363)            (17)      (14,798)
Operating profit        15,861          3,671              84        19,616
Share of profit in
  associates                28            247               -           275
Profit before tax       15,889          3,918              84        19,891
Tax charge              (1,839)        (1,119)             (3)       (2,961)
Profit after tax        14,050          2,799              81        16,930
Profit attributable to
  minority interests    (2,043)           (27)              -        (2,070)
Profit attributable
  to shareholders       12,007          2,772              81        14,860

Interest income and interest expense for the first half of 2005 include intra-group interest of HK$2,170 million (first half of 2004: HK$1,232 million; second half of 2004: HK$1,733 million). Fee income and fee expense for the first half of 2005 include intra-group fees of HK$180 million (first half of 2004:
HK$116 million; second half of 2004: HK$192 million). Other operating income and operating expenses for the first half of 2005 include intra-group items of HK$1,364 million (first half of 2004: HK$626 million; second half of 2004:
HK$680 million).

35. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group.

Figures in HK$m            At 30Jun05        At 30Jun04^    At 31Dec04^

Composition of capital

Tier 1:
Shareholders' funds            93,216           124,346        147,495
Less: proposed dividend        (6,000)           (4,750)        (4,800)
      property revaluation
        reserves^^^            (7,158)          (10,856)       (11,907)
      available-for-sale
        investments and
        equity revaluation     (2,395)           (1,070)        (1,609)
        reserves classified
        as regulatory reserve  (1,017)                -              -
        term preference shares      -            (3,900)        (3,886)
      goodwill                 (6,043)           (1,718)        (5,771)
      others                    2,244                 -              -
Irredeemable non-cumulative
  preference shares            51,718                 -              -
Minority interests^^           14,666            14,318         14,384
Total qualifying tier 1
  capital                     139,231           116,370        133,906

Tier 2:
Property revaluation
  reserves (@70%)               5,011             7,599          7,977
Available-for-sale investments
  and equity revaluation
  reserves (@70%)               1,677               749          1,126
Collective impairment
  provision and regulatory
  reserve                       4,351             2,623          2,447
Perpetual subordinated debt     9,404             9,360          9,328
Term subordinated debt          4,160             1,997          1,814
Term preference shares          3,887             3,120          3,109
Irredeemable cumulative
  preference shares             7,373                 -              -
Total qualifying tier 2
  capital                      35,863            25,448         25,801

Deductions                    (25,640)           (8,634)       (20,251)

Total capital                 149,454           133,184        139,456

Risk-weighted assets        1,221,620         1,068,628      1,173,432

^ Comparative amounts for 30 June 2004 and 31 December 2004 are as previously reported.
^^ After deduction of minority interests in unconsolidated subsidiary companies.
^^^ Includes the revaluation surplus on investment properties which is now reported as part of retained profits.

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the HKMA Guideline on 'Maintenance of Adequate Capital Against Market Risks' are as follows:

                   At 30Jun05            At 30Jun04   At 31Dec04

Total capital            12.2%                 12.5%        11.9%

Tier 1 capital           11.4%                 10.9%        11.4%

The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance, which does not take into account market risks, are as follows:

Total capital            12.1%                 12.4%        11.9%

Tier 1 capital           11.2%                 10.8%        11.4%

36. Liquidity ratio

The Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance, of 25 per cent. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong Kong.

                           Half-year ended          Half-year ended   Half-year ended
                                   30Jun05                  30Jun04           31Dec04
The average liquidity ratio
  for the period was as
  follows:

Hong Kong branches of
  the bank                            48.6%                    40.4%             41.7%

37. Property revaluation

The group's premises and investment properties were revalued as at 30 June 2005 on the basis of open market value.

Premises and investment properties in the Hong Kong SAR were valued by DTZ Debenham Tie Leung at 30 June 2005. The valuations were carried out by independent qualified valuers who are members of the Hong Kong Institute of Surveyors. Management considered that there had either been no material changes in the values of the properties located outside Hong Kong since 30 September 2004, when the properties were last revalued or reviewed, or that the values of the properties were not material.

The property revaluation has resulted in an increase in the group's revaluation reserves of HK$1,504 million, net of deferred taxation of HK$410 million, as at 30 June 2005, and a credit to the profit and loss account of HK$1,038 million, of which HK$736 million represents the surplus on the revaluation of investment properties and HK$302 million relates to the reversal of previous revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost.

38. Transition to new Hong Kong Financial Reporting Standards and comparative figures

The group has adopted the new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ('new HKFRS') which are equivalent to the new International Financial Reporting Standards, and are effective for accounting periods beginning on or after 1 January 2005.

Comparative numbers have been restated to conform with the new accounting policies, except for those applicable to financial instruments and insurance contracts (HKAS 39 and HKFRS 4 respectively). Included in the appendix to this news release is the reconciliation of the consolidated income statements for the first and second half of 2004 and of the consolidated balance sheets at 30 June 2004 and 31 December 2004, as previously reported and as restated, showing the effects of the adoption of the new HKFRS (except HKAS 39 and HKFRS 4). Also included in the appendix is the restatement of the opening consolidated balance sheet at 1 January 2005, showing the effects of the adoption of HKAS 39 and HKFRS 4.

39. Accounting policies

The accounting policies adopted in 2005 and 2004 are detailed in the appendix to this news release.


40. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2004 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 28 February 2005. The Annual Report and Accounts for the year ended 31 December 2004, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk.

41. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

42. Statement of compliance

The information in this news release for the half-year ended 30 June 2005 complies with the Hong Kong Accounting Standard 34 on Interim Financial Reporting and the module on Interim Financial Disclosure by Locally Incorporated Authorised Institutions under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

Appendix

Accounting policies

Basis of preparation

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ('new HKFRS') which are equivalent to International Financial Reporting Standards and are effective for accounting periods beginning on or after 1 January 2005.

The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries ('the group') have adopted these new HKFRS in the financial statements in 2005 resulting in various changes in accounting policies.

Comparative numbers have been restated to conform with the new accounting policies except for those that applied to financial instruments and insurance contracts, which are driven by HKAS 39 and HKFRS 4, respectively. The policies applied to financial instruments and insurance contracts for 2004 and 2005 are disclosed separately below.

Significant changes in principal accounting policies are listed as follows:

 (a)Interest income and expense

    From 1 January 2005

    Interest income and expense for all interest-bearing financial instruments, except those classified as held for trading or designated at fair value, are recognised in 'Interest income' and 'Interest expense' in the income statement using the effective interest rates of the financial assets or financial liabilities to which they relate.

    The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the group estimates cash flows considering all contractual terms of the financial instrument but not future credit losses. The calculation includes all amounts paid or received by the group that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

    Interest on impaired financial assets is recognised at the original effective interest rate of the financial asset applied to the impaired carrying amount.

    From 1 January 2004 to 31 December 2004

    Interest income and expense for all interest-bearing financial instruments was recognised in the income statement as it accrued, except in the case of impaired loans and advances. Interest on impaired loans was credited to an interest suspense account in the balance sheet which was netted against the relevant loan.

 (b)Non-interest income

    Following the change in accounting for interest as described above, from 1 January 2005, fee and commission income which is an integral part of the effective interest rate of a financial instrument (e.g. loan commitment fees), is recognised as an adjustment to the effective interest rate. Before 1 January 2005, fee and commission income was recognised on an appropriate basis over the relevant period, even if it was interest in nature.

 (c)Trading income

    From 1 January 2005

    Trading income comprises interest income and expense and dividend income attributable to trading financial assets and liabilities, together with all gains and losses from changes in fair value. Income generated from ineffective hedging activities is also included in 'Trading income'.

    From 1 January 2004 to 31 December 2004

    Trading income comprised all gains and losses from changes in fair value (net of accrued coupons) of trading financial assets and financial liabilities. Interest income and expense, and dividend income were recognised in 'Net interest income' or 'Dividend income' as appropriate.

 (d)Net income from financial instruments designated at fair value

    From 1 January 2005

    Net income from financial instruments designated at fair value comprises all gains and losses from changes in fair value (net of accrued coupon) of such financial assets and financial liabilities, together with interest income and expense and dividend income attributable to those financial instruments. There was no such category for financial instruments prior to 1 January 2005.

 (e)Loans and advances to banks and customers

    From 1 January 2005

     Loans and advances to banks and customers include loans and advances originated by the group, which have not been classified as held for trading or designated at fair value. They are initially recorded at fair value plus any transaction costs, and are subsequently measured at amortised cost using the effective interest method.

     Loans and advances classified as held for trading or designated at fair value are reported as trading instruments, or financial instruments designated at fair value, respectively.

 (f)Impairment of loans and advances

    From 1 January 2005

     It is the group's policy that each operating company will make provisions for impaired loans and advances when objective evidence of impairment exists and on a consistent basis, in accordance with established HSBC Group guidelines. Impairment provisions, representing the quantification of incurred losses, can be made on a collective portfolio basis or an individually assessed basis. Impairment provisions are deducted from loans and advances in the balance sheet.

    Assets acquired in exchange for advances

     Non-current assets acquired in exchange for advances in order to achieve an orderly realisation are reported in 'Other assets' in accordance with HKFRS
     5. The asset acquired is recorded at the lower of its fair value less costs to sell and the carrying value of the advance disposed of, net of provisions, at the date of the exchange. No depreciation is provided in respect of such assets. Any subsequent write-down of an asset to fair value less costs to sell is recorded as an impairment loss and included within 'Other operating income'. Any subsequent increase in fair value less costs to sell not in excess of any cumulative impairment loss, is recognised as a gain in 'Other operating income' in the income statement.

     Debt securities or equities acquired in debt-to-debt /equity swaps are included as 'Available-for-sale' securities following the implementation of HKAS 39.

    From 1 January 2004 to 31 December 2004

    There were two basic types of provisions, specific and general.

     Specific provisions represented the quantification of actual and inherent losses from homogeneous portfolios of assets and individually identified accounts. Specific provisions were deducted from loans and advances in the balance sheet.

     General provisions augmented specific provisions and provided cover for loans that were impaired at the balance sheet date but which would not be individually identified as such until some time in the future.

 (g)Trading securities and trading liabilities

    From 1 January 2005

     Treasury bills, debt securities, equity shares and short positions in securities which have been acquired or incurred principally for the purpose of selling or repurchasing in the near term are classified as held for trading. Such financial assets or financial liabilities are recognised initially at fair value and transaction costs are taken to the income statement. All gains and losses from changes in the fair value of these assets and liabilities, together with interest and dividends, are recognised in the income statement as 'Trading income' as they arise. The same treatment applies to debt issued by the group or structured deposits taken, where the risk arising from these is actively traded.

    From 1 January 2004 to 31 December 2004

     Treasury bills, debt securities, equity shares and short positions in securities were included respectively in 'Cash and short-term funds', 'Trading assets' or 'Trading liabilities' in the balance sheet at market value. Changes in the clean market value of such assets and liabilities were recognised in the income statement as 'Trading income' as they arose. The interest element on such instruments was recognised as interest income or interest expense as appropriate in the income statement.

 (h)Financial instruments designated at fair value

    From 1 January 2005

     A financial instrument is classified in this category if it meets the criteria set out below, and is so designated by management. The group designates financial instruments at fair value because the designation:

    - eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

    - applies to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with an HSBC documented risk management or investment strategy, and where information about the group is provided internally on that basis to HSBC's key management personnel; or

    - relates to financial instruments containing one or more embedded derivatives which significantly modify the cash flows resulting from the financial instruments, and which would otherwise require separate accounting.

     Financial assets and financial liabilities so designated are recognised initially at fair value and transaction costs taken directly to the income statement. Gains and losses from changes in the fair value of such assets and liabilities are recognised in the income statement as they arise, together with interest and dividends, as 'Net income from financial instruments designated at fair value'.

     Gains and losses from the changes in fair value of derivative contracts matched with financial instruments designated at fair value are presented in 'Net income from financial instruments designated at fair value'.

    From 1 January 2004 to 31 December 2004

     The  category,   'Financial  instruments  designated  at  fair  value'  was introduced on 1 January 2005 in accordance with HKAS 39.

 (i)Financial investments

    From 1 January 2005

    Treasury bills, debt securities and equity shares intended to be held on a continuing basis are classified as available-for-sale securities unless designated at fair value (see (h)) or classified as held-to-maturity securities. Available-for-sale securities are measured at fair value (excluding accrued coupon). Changes in fair value are recognised in shareholders'equity until the securities are either sold or impaired, while coupon accrual is recognised as 'Net interest income'. On disposal of available-for-sale securities, gains or losses held within shareholders' equity are recycled through the income statement and classified as 'Gains less losses from financial investments'.

    Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group has the positive intention and ability to hold until maturity. Held-to-maturity investments are initially recorded at fair value plus any transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.

    On 1 January 2005, the group has re-designated certain debt securities previously described as 'Long-term held-to-maturity investments' as 'Available-for-sale securities' following the implementation of HKAS 39.

    From 1 January 2004 to 31 December 2004

    Treasury bills and debt securities and equity shares were accounted for in accordance with HK SSAP 24.

    Treasury bills and debt securities intended to be held on a continuing basis were classified as 'Long-term investments held-to-maturity' and included in the balance sheet at cost, adjusted for amortisation of premium and discount on acquisition less provision for permanent diminution in value. Any gain or loss on realisation of these securities was recognised in the income statement as it arose and included in 'Profit on tangible fixed assets and long-term investments', which has been reclassified to 'Gains less losses from financial investments' to conform with 2005 disclosure.

    Equity shares intended to be held on a continuing basis were classified as 'Long-term investments' and included in the balance sheet at fair value. Gains and losses arising from changes in fair value were accounted for as movements in the 'Long-term equity investment revaluation reserve'. When an investment was disposed of, the cumulative profit or loss, including any amounts previously recognised in the long-term equity investment revaluation reserve, was included in the income statement for the year in 'Profit on tangible fixed assets and long-term investments', or 'Gains less losses from financial investments' in the 2004 restated format.

 (j)Derivative financial instruments and hedge accounting

    From 1 January 2005

    Derivatives are initially recognised at fair value from the date a derivative contract is entered into and are subsequently re-measured at their fair value.

    The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); (ii) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedge); or (iii) hedges of net investments in a foreign entity (net investment hedge). Hedge accounting is applied for derivatives designated as fair value, cash flow or net investment in a foreign entity hedge, provided certain criteria are met.

    Fair value hedge

    Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded as 'Trading income' in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

    If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used shall be amortised to the income statement over the period to maturity.

    Cash flow hedge

    The effective portion of changes in the fair value of derivatives (net of interest accrual) that are designated and qualified as cash flow hedges are recognised in shareholders' equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within 'Trading income' along with accrued interest.

    Amounts accumulated in shareholders' equity are recycled through the income statement in the periods in which the hedged item will affect profit or loss (e.g., when the forecast sale that is hedged takes place).

    When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders' equity at that time remains in shareholders' equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in shareholders' equity is immediately transferred to the income statement.

    Net investment hedge

    Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in shareholders' equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is disposed of.

    Derivatives that do not qualify for hedge accounting

     All gains and losses from changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement and reported in 'Trading income', except where derivative contracts are used with financial instruments designated at fair value, in which case gains and losses are reported in 'Net income from financial instruments designated at fair value'.

    Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not designated at fair value. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

    From 1 January 2004 to 31 December 2004

    Accounting for derivatives was dependent upon whether the transactions were undertaken for trading or non-trading purposes.

    Trading transactions included transactions undertaken for market-making, to service customers' needs and for proprietary purposes, together with any related hedges. Transactions were marked to market through the income statement as 'Trading income'.

    Non-trading transactions were those undertaken for hedging purposes as part of the group's risk management strategy against cash flows, assets, liabilities or positions, and were measured on an accruals basis, with the effect being recognised in 'Net interest income'.

 (k)Offsetting financial instruments

    Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously. Previously, netting was applied only where a legal right of set-off existed.

 (l)Goodwill and intangible assets

    (i)The group has early adopted HKFRS 3 and goodwill was frozen at carrying value at 1 January 2004. Goodwill is tested for impairment annually and reported net of accumulated impairment losses. Previously goodwill was amortised over its estimated useful life.

    Negative goodwill is taken to the income statement as it arises.

    (ii) Intangible assets include the value of in-force long-term assurance business, computer software, trade names, mortgage servicing rights, customer lists, core deposit relationships, credit card customer relationships and merchant or other loan relationships.

     Intangible assets that have a finite useful life, except for the value of in-force long-term assurance business, are stated at cost less amortisation and are amortised over their useful lives. A periodic review is performed on intangible assets to confirm that there has been no impairment such that the carrying value of the asset requires to be reduced.

 (m)Property

    Investment property

     Investment properties are included in the balance sheet at fair value with changes in fair value recognised in the income statement (in 'Other operating income') with effect from 1 January 2005. Previously, the change in the fair value of investment properties was recognised in the premises revaluation reserve. The comparative income statement for 2004 has not been adjusted to reflect the revaluation of investment properties, as permitted by HKAS 40.

    Leasehold land for own use

     Land held under leases greater than 500 years is regarded as being under a finance lease and is capitalised, revalued periodically and included in 'Property'. Leasehold land with lease term less than 500 years is classified as an operating lease. Lease premiums on operating leases are accounted for as prepaid rentals and are amortised to the income statement on a straight-line basis over the remaining lease term. The premises revaluation reserve has been restated to exclude prior years' revaluations on such leases. Where the original cost of leasehold land and buildings cannot be reliably split, both land and buildings are treated as being under a finance lease, in accordance with HKAS 17.

 (n)Pension and other post-retirement benefits

    The group implemented HK SSAP 34 (which is materially equivalent to HKAS 19) in relation to the accounting for pensions in 2003, and adopted the corridor approach for the recognition of actuarial gains and losses. The group has changed its policy in 2005 to fully recognise actuarial gains and losses in the statement of changes in equity.

 (o)Equity compensation plans

     Where shares of HSBC Holdings plc are awarded to an employee of the group on commencement of service as an inducement, or as bonuses with a vesting period, the cost of shares awarded is amortised over the vesting period from the date the shares are awarded. Shares purchased for such purpose are classified as available-for-sale and reported under 'Financial investments'.

     For share options, the compensation expense is spread over the vesting period from the date they are granted. The compensation expense is determined by reference to the fair value of the options on grant date, and the impact of any non-market vesting conditions such as option lapses. Where the group is not charged for this by HSBC Holdings plc, the corresponding amount is credited to 'Other reserves'.

     The group has taken advantage of the transition provision in HKFRS 2 'Share-based payment' and applied the treatment described above to shares and options granted after 7 November 2002 which were not yet vested at 1 January 2005. Previously, share awards made to employees as part of their annual bonus were charged to the income statement as incurred. For share options granted, no compensation cost was recognised previously.

 (p)Foreign currencies

     Exchange differences arising from the re-translation of opening foreign currency net investments and the related cost of hedging and exchange differences arising from re-translation of the result for the period from the average rate to the exchange rate ruling at the period-end are accounted for in a separate foreign exchange reserve. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of separate subsidiary financial statements. In the consolidated financial statements, these exchange differences are recognised in the foreign exchange reserve.

 (q)Insurance contracts

    From 1 January 2005

     Through its insurance subsidiaries, the group issues contracts to customers that contain insurance risk, financial risk or a combination thereof. A contract under which the group accepts significant insurance risk from another party, by agreeing to compensate that party on the occurrence of a specified uncertain future event, is classified as an insurance contract. Such an insurance contract may also transfer financial risk, but is accounted for as an insurance contract in accordance with HKFRS 4.

     A contract issued by the group that transfers financial risk, without significant insurance risk, is classified as an investment contract, and accounted for as a financial instrument in accordance with HKAS 39. The financial assets held by the group for the purpose of meeting liabilities under insurance and investment contracts are accounted for as financial instruments.

     Income generated from assets backing contracts is reported in the income statement on a line-by-line basis according to the classification of assets as detailed in (i). Claims incurred and movement in policyholder liabilities for insurance contracts are reported as such in the income statement. Income allocated to policyholders on investment contracts is reported as 'Interest expense' and 'Net income from financial instruments designated at fair value' as appropriate.

    From 1 January 2004 to 31 December 2004

     Policies issued by insurance subsidiaries on long-term assurance contracts were all accounted for as insurance contracts. Net investment income on assets backing policyholder liabilities was reported as such in the 2004 restated format. Allocation of such income to policyholders was reported as 'Net insurance claims incurred and movement in policyholder liabilities'.

 (r)Debt securities in issue and subordinated liabilities

    From 1 January 2005

     Debt securities issued for trading purposes or designated at fair value are reported under the appropriate balance sheet captions. Other debt securities in issue and subordinated liabilities are measured at amortised cost using the effective interest rate method and are reported under 'Debt securities in issue' or 'Subordinated liabilities'.

    From 1 January 2004 to 31 December 2004

     Debt securities in issue were measured at cost adjusted for amortised premiums and discounts, and were reported under 'Debt securities in issue' or 'Subordinated liabilities'.

 (s)Preference shares

     Preference shares satisfying certain conditions set out in HKAS 32, are required to be reclassified as liabilities, with preference dividends reported as interest expense. Previously, such costs were recorded as dividends.

 (t)Other presentation differences

     Certain profit and loss items have also been reclassified to conform with 2005 presentation including the following:

    - reclassifying profit on disposal of tangible fixed assets and surplus on property revaluation to 'Other operating income';

    - reclassifying profit on disposal of long-term investments to 'Gains less losses from financial investments';

    - provisions for litigation and other charges are reclassified to 'General and administrative expenses';

    -  'Share of profits in associates' is stated net of taxes.

Consolidated Income Statement for the half-year ended 30Jun04
Reconciliation of HK GAAP and HKFRS


                                 Effect of transition to HKFRS (excluding HKAS 39 and HKFRS 4)

                          Assets    Pension
             Half-year  acquired        and                                                                 Half-year
                 ended        in      other                   Equity                     Consol-                ended
               30Jun04  exchange      post-                   compe-               Pre-  idation              30Jun04
Figures             as       for retirement   Pro-           nsation  Insurance ference      and   Reclass-        as
in HK$m       reported  advances   benefits  perty Goodwill    plans  contracts  shares   others  ification  restated

Interest
 income         27,432        (1)         -      -        -        -        130       -     (110)         -    27,451
Interest
 expense        (8,812)        -          -      -        -        -          2    (692)     116          -     9,386)
Net interest
 income         18,620        (1)         -      -        -        -        132    (692)       6          -    18,065
Fee income      10,072         -          -      -        -        -          2       -     (191)         -     9,883
Fee expense     (1,510)        -          -      -        -        -        (26)      -       40          -    (1,496)
Net fee income   8,562         -          -      -        -        -        (24)      -     (151)         -     8,387
Trading income   3,708         -          -      -        -        -          -       -      121          -     3,829
Net investment
 income on
 assets
 backing
 policyholder
 liabilities         -         -          -      -        -        -         94       -        -          -        94
Gains less
 losses from
 financial
 investments         -         -          -      -        -        -          -       -        -        582       582
Dividend income    139         -          -      -        -        -          -       -      (28)         -       111
Net earned
 insurance
 premiums            -         -          -      -        -        -      8,735       -        -          -     8,735
Other operating
 income          2,686        18          -      8        -        -     (1,575)      -       (2)     1,270     2,405
Total operating
 income         33,715        17          -      8        -        -      7,362    (692)     (54)     1,852    42,208
Net insurance
 claims incurred
 and movement in
 policyholder
 liabilities         -         -          -      -        -        -     (7,356)      -        -          -    (7,356)
Net operating
 income before
 loan
 impairment
 charges and
 other
 credit risk
 provisions     33,715        17          -      8        -       -           6    (692)     (54)     1,852    34,852
Loan impairment
 charges and
 other credit
 risk
 provisions      1,440        (8)         -      -        -       -           -       -        -        130     1,562
Net operating
 income         35,155         9          -      8        -       -           6    (692)     (54)     1,982    36,414
Employee
 compensation
 and
 benefits       (7,281)        -         10      -        -       (3)         4       -       17          -    (7,253)
General and
 administrative
 expenses       (4,451)        -          -    (27)       -        -        (10)      -       (4)      (130)   (4,622)
Depreciation of
 property,
 plant
 and equipment  (1,019)        -          -    101        -        -          -       -       48          -      (870)
Amortisation of
 intangible
 assets and
 impairment
 of goodwill       (38)        -          -      -       37        -          -       -      (48)       -         (49)
Total operating
 expenses      (12,789)        -         10     74       37       (3)        (6)      -       13       (130)  (12,794)
Operating
 profit         22,366         9         10     82       37       (3)         -    (692)     (41)     1,852    23,620
Profit on
 tangible fixed
 assets and
 long-term
 investments     1,092        (9)         -      -      (62)       -          -       -       10     (1,031)        -
Surplus arising
 on property
 revaluation       853         -          -    (32)       -        -          -       -        -       (821)        -
Share of
 profit in
 associates        (12)        -          -      -        -        -          -       -       41         (5)       24
Profit before
 tax            24,299         -         10     50      (25)      (3)         -    (692)      10         (5)   23,644
Tax charge      (4,015)        -          -     (7)       -      (17)         -       -        7          5    (4,027)
Profit after
 tax            20,284         -         10     43      (25)     (20)         -    (692)      17          -    19,617
Profit
 attributable to
 minority
 interests      (2,365)        -          -      -       -         7          -       -       28          -    (2,330)
Profit
 attributable
 to
 shareholders   17,919         -         10     43      (25)     (13)         -    (692)      45          -    17,287

Reconciliation of HK GAAP and HKFRS

                                                 Effect of transition to HKFRS (excluding HKAS 39 and HKFRS 4)



                           Assets    Pension
              Half-year  acquired        and                                                                Half-year
                  ended        in      other                  Equity                     Consol-                ended
                31Dec04  exchange      post-                  compe-               Pre-  idation              31Dec04
Figures              as       for retirement   Pro-          nsation  Insurance ference      and   Reclass-        as
in HK$m        reported  advances   benefits  perty Goodwill   plans  contracts  shares   others  ification  restated

Interest
 income          30,479        (1)         -      -        -       -        136       -     (118)         -    30,496
Interest
 expense        (10,867)        -          -      -        -       -          2    (848)     122          -   (11,591)
Net interest
 income          19,612        (1)         -      -        -       -        138    (848)       4          -    18,905
Fee Income        9,802         -          -      -        -       -          8       -     (217)         -     9,593
Fee Expense      (1,674)        -          -      -        -       -        (76)      -       51          -    (1,699)
Net fee income    8,128         -          -      -        -       -        (68)      -     (166)         -     7,894
Trading income    2,907         -          -      -        -       8         15       -      244          -     3,174
Net investment
 income on assets
 backing
 policyholder
 liabilities          -         -          -      -        -       -      2,326       -        -          -     2,326
Gains less losses
 from financial
 investments          -         -          -      -        -       -          -       -        -        915       915
Dividend
 income              47         -          -      -        -       -         (1)      -        6          -        52
Net earned
 insurance
 premiums             -         -          -      -        -       -      9,487       -        -          -     9,487
Other operating
 income           3,244        37          -     (5)       -       -     (1,861)      -       (3)       297     1,709
Total
 operating
 income          33,938        36          -     (5)       -       8     10,036    (848)      85      1,212    44,462
Net insurance
 claims incurred
 and movement in
 policyholder
 liabilities         -        -            -      -        -       -    (10,028)      -        -          -   (10,028)
Net operating
 income before
 loan
 impairment charges
 and other
 credit risk
 provisions      33,938        36          -     (5)       -       8          8    (848)      85      1,212    34,434
Loan impairment
 charges and
 other
 credit risk
 provisions        (671)      (30)         -      -        -       -          -       -        -          1      (700)
Net operating
 income          33,267         6          -     (5)       -       8          8    (848)      85      1,213    33,734
Employee
 compensation
 and benefits    (7,462)        -         23      -        -     (92)         4       -       15          -    (7,512)
General and
 administrative
 expenses        (5,628)        -          -    (27)       -       -        (12)      -       (1)        (1)   (5,669)
Depreciation of
 property, plant
 and equipment   (1,077)        -          -    141        -       -          -       -       51          -      (885)
Amortisation of
 intangible assets
 and impairment
 of goodwill        (36)        -          -      -       36       -          -       -      (52)         -       (52)
Total operating
 expenses       (14,203)        -         23    114       36     (92)        (8)      -       13         (1)  (14,118)
Operating
 profit          19,064         6         23    109       36     (84)         -    (848)      98      1,212    19,616
Profit on
 tangible
 fixed assets
 and
 long-term
 investments      1,006        (7)         -      -        -       -          -       -        -       (999)        -
Surplus arising on
 property
 revaluation        171         -          -     42        -       -          -       -        -       (213)        -
Share of
 profit in
 associates         426         -          -      -       32       -          -       -      (44)      (139)      275
Profit before
 tax             20,667        (1)        23    151       68     (84)         -    (848)      54       (139)   19,891
Tax charge       (3,071)        -        (16)   (26)       -      (7)         -       -       20        139    (2,961)
Profit after
 tax             17,596        (1)         7    125       68     (91)         -    (848)      74          -    16,930
Profit
 attributable to
 minority
 interests       (1,950)        -          -      -        -      11          -       -     (131)         -    (2,070)
Profit
 attributable
 to
 shareholders    15,646        (1)         7    125       68     (80)         -    (848)     (57)         -    14,860

Consolidated Balance Sheet at 30Jun04

Reconciliation of HK GAAP and HKFRS

                                          Effect of transition to HKFRS (excluding HKAS 39 and HKFRS 4)

                           Assets    Pension
                         acquired        and
                               in      other                   Equity                               Consoli          At
                     At  exchange      post-                   compe-                       Prefe-  -dation     30Jun04
Figures         30Jun04       for retirement   Pro-           nsation  Insurance             rence      and          as
in HK$m     as reported  advances   benefits  perty  Goodwill   plans  contracts  Netting   shares   others    restated
ASSETS
Cash and
 short-term
 funds          411,902         -          -      -         -       -      4,363      684        -       82     417,031
Placings with
 banks maturing
 after
 one month      114,738         -          -      -         -       -          -        -        -        -     114,738
Certificates
 of deposit      51,980         -          -      -         -       -          -        -        -        -      51,980
Hong Kong SAR
 Government
 certificates
 of
 indebtedness    85,674         -          -      -         -       -          -        -        -        -      85,674
Trading assets   85,738         -          -      -         -       -     19,241    7,714        -      722     113,415
Derivatives      35,938         -          -      -         -       -          -   24,821        -        -      60,759
Advances to
 customers      850,127      (793)         -      -         -       -          -      100        -      510     849,944
Financial
 investments    402,053         -          -      -         -     548     15,728        -        -      204     418,533
Amounts due
 from fellow
 subsidiary
 companies       43,488         -          -      -         -       -      5,420        -        -   (5,420)     43,488
Investments in
 associates       2,786         -          -    (80)        -       -          -        -        -     (319)      2,387
Goodwill and
 intangible
 assets             907         -          -      -        43       -      2,968        -        -      210       4,128
Property,
 plant and
 equipment       40,282         -          -(10,890)        -       -          -        -        -     (210)     29,182
Deferred tax
 assets           1,589         -         26      -         -       -          -        -        -       13       1,628
Retirement
 benefits         1,074         -        487      -         -       -          -        -        -        -       1,561
Other assets    106,427       793          -  2,667         -     (59)   (56,145)      (6)       -     (253)     53,424
              2,234,703         -        513 (8,303)       43     489     (8,425)  33,313        -   (4,461)  2,247,872

LIABILITIES
Hong Kong SAR
 currency notes
 in
 circulation     85,674         -          -      -         -       -          -        -        -        -      85,674
Deposits by
 banks           73,900         -          -      -         -       -        158    1,582        -        -      75,640
Customer
 accounts     1,572,387         -          -      -         -       -       (125)     108        -   (1,519)  1,570,851
Trading
 liabilities     35,810         -          -      -         -       -          -        -        -        -      35,810
Derivatives      33,688         -          -      -         -       -          -   23,915        -        -      57,603
Debt
 securities in
 issue          127,399         -          -      -         -       -        (55)   7,696        -   (3,352)    131,688
Retirement
 benefit
 liabilities        179         -        204      -         -       -          -        -        -        -         383
Amounts due
 to fellow
 subsidiary
 companies       31,246         -          -      -         1       -        111        -      751     (112)     31,997
Amounts due
 to ultimate
 holding
 company            660         -          -      -         -       -          -        -        -        -         660
Other
 liabilities     58,898         -        195      -      (127)    117     (1,746)      12     (751)     172      56,770

Liabilities to
 policyholders
 under
 long-term
 assurance
 business        53,870         -          -      -         -       -     (7,041)       -        -        -      46,829
Current
 taxation         3,828         -          -      -         -       -          -        -        -        -       3,828
Deferred
 taxation         4,381         -       (113)(1,016)        -       -        273        -        -        5       3,530
Subordinated
 liabilities     12,777         -          -      -         -       -          -        -        -        -      12,777
Preference
 shares               -         -          -      -         -       -          -        -   47,212        -      47,212
              2,094,697         -        286 (1,016)     (126)    117     (8,425)  33,313   47,212   (4,806)  2,161,252

CAPITAL RESOURCES
Share capital    59,570         -          -      -         -       -          -        -  (43,316)       -      16,254
Other reserves   15,822         -          - (9,745)        -     192          -        -   (3,896)   1,615       3,988
Retained
 profits         44,204         -        227  2,458       169     180          -        -        -   (1,023)     46,215
Proposed
 dividend         4,750         -          -      -         -       -          -        -        -        -       4,750
Shareholders'
 funds          124,346                                                                                          71,207
Minority
 interests       15,660         -          -      -       -       -            -        -        -     (247)     15,413
                140,006                                                                                          86,620
              2,234,703         -        513 (8,303)       43     489     (8,425)  33,313        -   (4,461)  2,247,872

Consolidated Balance Sheet at 31Dec04

Reconciliation of HK GAAP and HKFRS

                                         Effect of transition to HKFRS (excluding HKAS 39 and HKFRS 4)



                           Assets    Pension
                         acquired        and
                               in      other                   Equity                               Consoli          At
                     At  exchange      post-                   compe-                       Prefe-  -dation     31Dec04
Figures         31Dec04       for retirement   Pro-           nsation  Insurance             rence      and          as
in HK$m        reported  advances   benefits  perty  Goodwill   plans  contracts  Netting   shares   others    restated
ASSETS
Cash and
 short-term
 funds          501,207         -          -      -         -       -      5,098    4,287        -       52     510,644
Placings with
 banks
 maturing
 after one
 month           74,481         -          -      -         -       -        230        -        -        -      74,711
Certificates
 of deposit      48,643         -          -      -         -       -      3,100        -        -        -      51,743
Hong Kong SAR
 Government
 certificates
 of
 indebtedness    92,334         -          -      -         -       -          -        -        -        -      92,334
Trading assets   85,356         -          -      -         -       -     14,937    8,330        -    1,276     109,899
Derivatives      54,837         -          -      -         -       -          -   39,541        -       20      94,398
Advances to
 customers      919,253      (561)         -      -         -       -          -        -        -      500     919,192
Financial
 investments    425,635         -          -      -         -     566     23,829        -        -      135     450,165
Amounts due
 from fellow
 subsidiary
 companies       82,592         -          -      -         -       -      6,330        -        -   (6,330)     82,592
Investments
 in associates   16,918         -          -   (107)       32       -          -        -        -     (500)     16,343
Goodwill and
 intangible
 assets           1,526         -          -      -        67       -      3,513        -        -      223       5,329
Property,
 plant and
 equipment       42,080         -          -(11,432)        -       -          -        -        -     (223)     30,425
Deferred tax
 assets           1,659         -          -      -         -       -          -        -        -       52       1,711
Retirement
 benefits         1,297         -         10      -         -       -          -        -        -        -       1,307
Other assets    111,227       561          -  2,622        24     (83)   (66,259)      (1)       -     (240)     47,851
              2,459,045         -         10 (8,917)      123     483     (9,222)  52,157        -   (5,035)  2,488,644

LIABILITIES
Hong Kong SAR
 currency
 notes in
 circulation     92,334         -          -      -         -       -          -        -        -        -      92,334
Deposits by
 banks           73,098         -          -      -         -       -          2    1,880        -        -      74,980
Customer
 accounts     1,730,494         -          -      -         -       -       (227)     221        -   (2,377)  1,728,111
Trading
 liabilities     37,281         -          -      -         -       -          -        -        -        -      37,281
Derivatives      50,635         -          -      -         -       -          -   41,727        -        -      92,362
Debt
 securities in
 issue          150,179         -          -      -         -       -        (55)   8,315        -   (3,277)    155,162
Retirement
 benefit
 liabilities        211         -        116      -         -       -          -        -        -        -         327
Amounts due
 to fellow
 subsidiary
 companies       17,137         -          -      -         -       -        219        -      432     (220)     17,568
Amounts due
 to ultimate
 holding
 company            479         -          -      -         -       -          -        -       74        -         553
Other
 liabilities     62,548         -          -      -      (121)    (46)       (54)      14     (506)  (1,225)     60,610
Liabilities
 to
 policyholders
 under
 long-term
 assurance
 business        62,643         -          -      -         -       -     (9,107)       -        -    1,402      54,938
Current
 taxation         2,333         -          -      -         -       -          -        -        -        -       2,333
Deferred
 taxation         4,676         -        (23)(1,074)       50      88          -        -        -       (2)      3,715
Subordinated
 liabilities     11,142         -          -      -         -       -          -        -        -        -      11,142
Preference
 shares              -          -          -      -         -       -          -        -   55,602        -      55,602
              2,295,190         -         93 (1,074)      (71)     42     (9,222)  52,157   55,602   (5,699)  2,387,018

CAPITAL
RESOURCES
Share capital    74,213         -          -      -         -      -           -        -  (51,719)       -      22,494
Other
 reserves        17,399         -          -(10,098)        -     332          -        -   (3,883)   2,775       6,525
Retained
 profits         51,083         -        (83) 2,255       194     109          -        -        -   (2,061)     51,497
Proposed
dividend          4,800         -          -      -         -       -          -        -        -        -       4,800
Shareholders'
 funds          147,495                                                                                          85,316
Minority
 interests       16,360         -          -      -         -       -          -        -        -      (50)     16,310
                163,855                                                                                         101,626
              2,459,045         -         10 (8,917)      123     483     (9,222)  52,157        -   (5,035)  2,488,644

Consolidated Balance Sheet at 1Jan05

Effect of transition impacted by HKAS 39 and HKFRS 4

                                   Balance                                Balance
                                 excluding                              including
                                   HKAS 39                                HKAS 39
                                       and                                    and
Figures in HK$m                    HKFRS 4     HKFRS4       HKAS39        HKFRS 4

ASSETS
Cash and short-term funds          510,644          -      (33,625)       477,019
Placings with banks
 maturing after one month           74,711          -       (1,018)        73,693
Certificates of  deposit            51,743          -           (2)        51,741
Hong Kong SAR Government
 certificates of indebtedness       92,334          -            -         92,334
Trading assets                     109,899          -       20,041        129,940
Financial assets designated at
 fair value                              -          -       36,072         36,072
Derivatives                         94,398          -       (7,237)        87,161
Advances to customers              919,192          -       (4,036)       915,156
Financial investments              450,165          -      (15,468)       434,697
Amounts due from fellow
 subsidiary companies               82,592          -       (1,477)        81,115
Investments in associates           16,343          -            -         16,343
Goodwill and intangible assets       5,329          -            -          5,329
Property, plant and equipment       30,425          -            -         30,425
Deferred tax assets                  1,711          -         (328)         1,383
Retirement benefits                  1,307          -            -          1,307
Other assets                        47,851        (89)     (10,384)        37,378
                                 2,488,644        (89)     (17,462)     2,471,093

LIABILITIES
Hong Kong SAR currency
 notes in circulation               92,334          -            -         92,334
Deposits by banks                   74,980          -       (2,325)        72,655
Customer accounts                1,728,111     28,518      (63,512)     1,693,117
Trading liabilities                 37,281          -      125,743        163,024
Financial liabilities
 designated at fair value                -          -        1,254          1,254
Derivatives                         92,362          -          654         93,016
Debt securities in issue           155,162          -      (91,473)        63,689
Retirement benefit liabilities         327          -            -            327
Amounts due to fellow
 subsidiary companies               17,568          -       (1,731)        15,837
Amounts due to ultimate
 holding company                       553          -            -            553
Other liabilities                   60,610    (28,651)      12,540         44,499
Liabilities to policyholders under
long-term assurance business        54,938          -      (54,938)             -
Liabilities to customers under
 investment contracts                    -          -       28,468         28,468
Liabilities to customers under
 insurance contracts issued              -          -       26,312         26,312
Current taxation                     2,333          -           29          2,362
Deferred taxation                    3,715          -         (155)         3,560
Subordinated liabilities            11,142          -           74         11,216
Preference shares                   55,602          -            -         55,602
                                 2,387,018       (133)     (19,060)     2,367,825

CAPITAL RESOURCES
Share capital                       22,494          -            -         22,494
Other reserves                       6,525          3        1,330          7,858
Retained profits                    51,497         41          (80)        51,458
Proposed dividend                    4,800          -            -          4,800
Shareholders' funds                 85,316                                 86,610
Minority interests                  16,310          -          348         16,658
                                   101,626                                103,268
                                 2,488,644        (89)     (17,462)     2,471,093








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  1 August, 2005